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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                                  Pursuant to
                                Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                              --------------------

                             Gibson Greetings, Inc.
                           (Name of Subject Company)

                             Gibson Greetings, Inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 per share
           (Including the associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                   374827103
                     (CUSIP Number of Class of Securities)

                               Frank J. O'Connell
                 Chairman of the Board, Chief Executive Officer
                                 and President
                             Gibson Greetings, Inc.
                               2100 Section Road
                             Cincinnati, Ohio 45237
                                 (513) 841-6600
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                         ------------------------------

                                   Copies to:

                                Phillip R. Mills
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

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ITEM 1. SECURITY AND SUBJECT COMPANY

      The name of the subject company is Gibson Greetings, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 2100 Section Road, Cincinnati, Ohio 45237. The class of equity securities to which this statement relates is the Company's Common Stock, par value $0.01 per share (the "Common Stock"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of September 8, 1999 between the Company and The Bank of New York, as Rights Agent, as amended by Amendment No. 1 dated as of November 2, 1999 (as so amended, the "Rights Agreement") (the Common Stock and the Rights are collectively referred to herein as the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

      This statement relates to the tender offer by Granite Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of American Greetings Corporation, an Ohio corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 9, 1999 (the "Schedule 14D-1"), to purchase for cash any and all outstanding Shares at a price of $10.25 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer To Purchase dated November 9, 1999 (the "Offer To Purchase") and the related Letter of Transmittal (which, together with the Offer To Purchase, constitute the "Offer"). As set forth in the Offer To Purchase, each of Purchaser and Parent has its principal executive offices at 10500 American Road, Cleveland, Ohio 44144.

      The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 2, 1999, among the Company, Purchaser and Parent (the "Merger Agreement"). The Merger Agreement provides, among other things, that as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company and the Company shall continue as the surviving corporation (the "Surviving Corporation").

      A copy of the Merger Agreement is filed as Exhibit B to this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") and is incorporated herein by reference in its entirety. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in the Schedule 14D-9 (other than in the summary of the Merger Agreement below) are to the Company and its subsidiaries, viewed as a single entity.

     (b) Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Purchaser, its executive officers, directors or affiliates.

      Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Information Statement (the "Information Statement") filed on November 9, 1999, pursuant to Section 14(f) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") under the heading "Executive Compensation." The Information Statement is attached as Schedule I hereto. A copy of the Information Statement is filed as Exhibit A to this Schedule 14D-9 and is incorporated herein by reference.




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Merger Agreement

   The Offer

      Terms of the Offer. The Merger Agreement provides that each of the Company's stockholders who tenders Shares in the Offer will receive $10.25 for each Share tendered, net to the stockholder in cash, subject to any applicable withholding of taxes. The offer price will be increased by 30% of any after-tax gain the Company receives on any sale or disposition for cash of its investment in E-Greetings Network prior to the expiration of the Offer, but only if such sale or disposition is for an aggregate amount in excess of the then net book value of the Company's interest in E-Greetings Network. The Merger Agreement prohibits Purchaser from amending the terms of the Offer without the consent of the Company.

      Commencement of the Offer. The Merger Agreement provides that Parent must commence the Offer as promptly as practicable after the date of the Merger Agreement, but in no event later than the fifth business day after the public announcement of the execution of the Merger Agreement.

      Optional Extensions of the Offer. The Merger Agreement permits Purchaser to extend the Offer if, at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer have not been satisfied or waived by Purchaser, until such conditions are satisfied or waived. The Merger Agreement also permits Purchaser to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or any other period required by applicable law. In each such case, such extension shall be for a period as specified by the Company. The Merger Agreement permits the Company, if all of the conditions to the Offer are satisfied or waived on any scheduled expiration date of the Offer, to require Purchaser to extend the Offer on one or more occasions for an aggregate period of not more than 20 business days if, at such time, the number of Shares tendered (and not withdrawn) pursuant to the Offer, together with the Shares then owned by Parent and its subsidiaries, represents less than 90% of the outstanding Shares on a fully-diluted basis. If all of the conditions to the Offer are satisfied or waived on any scheduled expiration date of the Offer, Purchaser may extend the Offer on one occasion for a period of not more than 5 business days if, at such time, the number of Shares tendered (and not withdrawn) pursuant to the Offer, together with the Shares then owned by Parent and its subsidiaries, represents less than 90% of the outstanding Shares on a fully-diluted basis, provided that, the Company may prevent such extension by Purchaser if the Company, in its reasonable judgment, determines that such an extension could threaten in any way the consummation of the Offer.

      Mandatory Extensions of the Offer. The Merger Agreement obligates Purchaser to extend the Offer if, at the scheduled expiration date of the Offer, any of the conditions to the Offer have not been satisfied or waived, until such conditions are satisfied or waived. Notwithstanding the foregoing, Purchaser shall not be required to extend the Offer beyond 18 months after the date of the Merger Agreement.

      Prompt Payment for Shares after the Expiration of the Offer. The Merger Agreement obligates Purchaser to pay, as promptly as practicable after expiration of the Offer, for all Shares validly tendered and not withdrawn.

      Board Directors. The Merger Agreement provides that effective upon acceptance for payment pursuant to the Offer a number of Shares that satisfies the Minimum Condition by Parent, the Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors described in this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company has agreed to take all action necessary to cause Parent's designees (the "Parent Designees") to be elected or appointed to the Company Board including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors. At such times, the Company will also use its best efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number on (x) each committee of the Company Board (other than the Executive Committee or any committee of the Company Board established to take action under the Merger Agreement) and (y) the board of directors of each subsidiary of


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the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board. Notwithstanding the foregoing, after the Purchaser acquires a majority of the outstanding Common Shares on a fully-diluted basis, the Company will use its reasonable best efforts to ensure that at least three members of the Company Board and such boards and committees of the Company as of November 2, 1999 who are not employees of the Company (the "Continuing Directors") remain members of the Company Board and such boards and committees until the Effective Time, provided that, if the number of Continuing Directors is reduced below three prior to the Effective Time, the remaining such directors shall be entitled to designate to fill the vacancy a person who is not an officer, director or designee of Parent or any of its affiliates and who shall be deemed to be a Continuing Director for all purposes of the Merger Agreement. Following the election or appointment of the Parent Designees and prior to the Effective Time, any amendment or termination of the Merger Agreement, or grant of extension or waiver by the Company will require the approval of a majority of the Continuing Directors then in office who were not designated by Parent.

   The Merger

      The Merger Agreement provides that Purchaser will be merged with and into the Company (the "Merger"). Under the terms of the Merger Agreement, after the closing of the Merger, each Share will be converted into the right to receive the price paid for each Share in the Offer (the "Merger Consideration") payable, without interest, to the holder of such Share. Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (a) Shares held by the Company or by Parent or any of its subsidiaries, which will be canceled upon the closing of the Merger, and (b) Shares as to which appraisal rights have been properly exercised.

   Covenants and Representations and Warranties

      Best Efforts; Antitrust Approvals. The Merger Agreement provides that Parent and the Company will use best efforts to consummate the Offer and the Merger and the other transactions contemplated by the Merger Agreement. The Merger Agreement also provides that if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any Antitrust Law (as defined in the Merger Agreement), each of Parent and the Company shall cooperate in all respects with each other and use its respective best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement, including, without limitation, vigorously defending in litigation on the merits any claim asserted in any court by any party through a final and nonappealable judgment. In addition, the Merger Agreement provides that each of Parent and the Company shall be required to pursue a resolution with any governmental authority and, if acceptable to any governmental authority, enter into a settlement, undertaking, consent decree, stipulation or other agreement with such governmental authority regarding antitrust matters in connection with the transactions contemplated by the Merger Agreement (each, a "Settlement"). Neither Parent nor the Company shall be required to enter into any Settlement that requires Parent and/or the Company to sell or otherwise dispose of assets of Parent and/or the Company and their respective subsidiaries if such disposition would have a material adverse effect on the pro forma combined business of Parent and the Company.

      Conduct of Business Pending Merger. The Merger Agreement obligates the Company, until the Merger becomes effective, to conduct its operations in the ordinary course consistent with past practice. The Merger Agreement expressly restricts the ability of the Company to engage in certain transactions, such as purchases and sales of assets or the issuance of additional securities of the Company. The Company is not prohibited from selling or otherwise disposing of in any manner its investment in E-Greetings Network, provided that, if the Company disposes of its investment in E-Greetings Network and such sale or disposition is for an aggregate amount less than $30 million or to an affiliate of the Company, then such disposition must be for an amount at least equal to the fair market value of the Company's interest in E-Greetings Network that is disposed.


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      No Solicitation of Alternative Transactions. The Merger Agreement provides that, except in the circumstances described below, the Company will not, and will cause its subsidiaries and the officers, directors, investment bankers, attorneys, accountants, consultants or other agents or advisors of the Company and its subsidiaries not to (i) take any action (y) to solicit or (z) for the primary purpose of initiating or encouraging the submission of any Acquisition Proposal (as defined below), (ii) engage in substantive discussions or negotiations with, or disclose any material nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any Person who the Company should reasonably be expected to know is considering making, or has made, an Acquisition Proposal or (iii) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other Person, in each case, for the primary purpose of making an Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Offer, the Merger or any other transaction contemplated by the Merger Agreement. The Company will notify Parent promptly after receipt by the Company (or any of its advisors) of any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any Person who the Company should reasonably be expected to know is considering making, or has made, an Acquisition Proposal. Notwithstanding the foregoing, the Company may negotiate or otherwise engage in substantive discussions with, and furnish nonpublic information to, any Person who delivers an unsolicited Superior Proposal (as defined below) if (i) the Company has complied with the terms of Section 7.04 of the Merger Agreement (no solicitation of alternative transactions), (ii) the Company has notified Parent promptly after its receipt of any Acquisition Proposal, (iii) the board of directors of the Company (the "Company Board") determines in its good faith, reasonable judgment, after consultation with and the receipt of advice from its financial advisor and outside counsel, that failure to take such action could create a reasonable possibility of a breach of its fiduciary duties under applicable law and (iv) such person executes a confidentiality agreement with the Company.

      "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a merger, consolidation, tender offer, share exchange, business combination, reorganization, recapitalization or other similar transaction involving the Company or any of its subsidiaries or any proposal or offer to acquire, directly or indirectly, any equity interest in, any voting securities of, or a substantial portion of the assets of, the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement and any transaction involving E-Greetings Network.

      "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Shares on terms that the Company Board determines in good faith by a majority vote, on the basis of the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, is more favorable to all the Company's stockholders than the Offer, is reasonably capable of obtaining any required financing and is reasonably capable of being completed.

      Indemnification; Directors' and Officers' Insurance. Pursuant to the Merger Agreement, from and after the Effective Time, Parent will cause the Surviving Corporation to indemnify the present and former officers and directors of the Company (each an "Indemnified Person") in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted under Delaware law or other applicable laws or provided in the Company's certificate of incorporation and bylaws in effect on the date of the Merger Agreement, provided that, such indemnification shall be subject to any limitation imposed from time under applicable law. In addition, pursuant to the Merger Agreement, Parent shall provide the Company with pre-paid, irrevocable officers' and directors' liability insurance with a nationally recognized provider with an A.M. Best rating of at least "A," in amounts and for such periods of time no less favorable than those of such policy in effect on the date of the Merger Agreement.

      Duty to Recommend the Offer and the Merger. The Merger Agreement permits the Company Board to withdraw, or modify in a manner adverse to Parent, its recommendation of the Merger Agreement, the Offer or the Merger if the Company Board determines in its good faith, reasonable judgment, after consultation with and the receipt of advice from its financial advisor and legal counsel, that a Superior Proposal exists and that the failure to


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take such action could create a reasonable possibility of a breach by the
Company Board of its fiduciary duties under applicable law.

      Employee Benefits. Parent has agreed in the Merger Agreement that, for a period of one year after the Merger becomes effective, it will maintain for the benefit of the employees of the Company and any of its subsidiaries compensation and benefit plans and arrangements (including severance and employment termination benefits and post-retirement medical and life insurance benefits) as will provide compensation and benefits which are no less favorable than those provided to such employees as of the date the Merger became effective under the Company's employee compensation and benefit plans.

      Parent has also agreed in the Merger Agreement that employees of the Company and any of its subsidiaries who are included in any benefit plan, policy or arrangement of Parent shall receive credit for service prior to the date the Merger became effective with the Company and any of its subsidiaries to the same extent such service was recognized under any similar plan of the Company and any of its subsidiaries.

      Stock Options. The Merger Agreement provides that at or immediately prior to the time when the Merger becomes effective, each stock option to purchase Shares outstanding under any employee or director stock option or compensation plan or arrangement of the Company, whether or not vested or exercisable, shall be canceled, and the Company shall pay each holder of any such option at or promptly after the time when the Merger becomes effective for each such option surrendered an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by
(ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the time the Merger becomes effective.

      Representations and Warranties. The Merger Agreement contains customary representations and warranties of each party for a cash acquisition transaction. Such representations and warranties of the Company are given only as of the date of the Merger Agreement. The representations and warranties of the Company, including the representation and warranty relating to material adverse effects on the Company, is not given as of closing of the Offer or the Effective Time.

   Conditions of the Offer

      Notwithstanding any other provision of the Offer or the Merger Agreement, Parent and Purchaser shall not be required to accept for payment any Shares if prior to the expiration date of the Offer, any of the following conditions exist:

          (a) an injunction shall have been issued and remain in effect which restrains consummation of the Offer;

          (b) the Company shall have breached or failed to perform in all material respects any of its obligations under the Merger Agreement required to be performed on or prior to such time or any of the representations and warranties of the Company under the Merger Agreement shall fail to be accurate as of the date made, provided that, such breach, failure to perform or inaccuracy would have, individually or in the aggregate, a material adverse effect on the Company;

          (c) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") relating to the Merger shall not have expired or been terminated;

          (d) the number of Shares tendered pursuant to the Offer and not withdrawn, together with the Shares then owned by Parent, represents less than a majority of the Shares on a fully diluted basis (assuming the exercise of all outstanding options which are exercisable and in-the-money at the Offer Price) (the "Minimum Condition"); or


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          (e) the Merger Agreement shall have been terminated in accordance with its terms.

   Conditions of the Merger

      The obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions:

          (a) if required by the Delaware General Corporation Law (the "DGCL"), the Merger Agreement shall have been approved and adopted by the stockholders of the Company in accordance with such law;

          (b) no injunction shall have been issued and remain in effect which restrains consummation of the Offer; and

          (c) the number of Shares tendered pursuant to the Offer and not withdrawn, together with the Shares then owned by Parent, satisfies the Minimum Condition and Purchaser has accepted for payment and paid for such Shares.

      The obligations of Parent and Purchaser to effect the Merger are further subject to the satisfaction or waiver of the condition that the Company shall have performed in all material respects its obligations under the Merger Agreement with respect to the election or appointment of the Parent Designees to the Company Board.

   Termination of the Merger Agreement

      The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the time the Merger becomes effective (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):

          (a) by mutual written agreement of the Company and Parent;

          (b) by either the Company or Parent, if:

               (i) the Offer has not been consummated on or before 18 months after the date of the Merger Agreement, provided that (A) the right to terminate the Merger Agreement for this reason shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time and (B) such 18 month period shall be extended for the time period equal to the time period beyond 10 business days during which either the Company or Parent shall fail to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act;

               (ii) within 10 days following satisfaction of all other conditions to the Offer, the Minimum Condition shall not have been satisfied; provided that, such 10 day period shall be extended for a period to allow for the extension of the expiration date of the Offer as required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law or to allow for an increase in the Offer Price;

               (iii) a permanent injunction which is final and nonappealable shall have been issued restraining or otherwise prohibiting consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, provided that the party seeking to terminate the Merger Agreement for this reason shall have used all efforts to prevent the entry of such permanent injunction; or

               (iv) the other party shall have breached or failed to perform in all material respects any of its obligations to use its best efforts to consummate the Merger on or prior to such time, provided that, such party shall have failed to substantially cure such failure to perform within a reasonable time after being notified of such failure to perform;


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          (c) by Parent, if, prior to the acceptance for payment of the Shares under the Offer,

               (i) the Company Board shall have withdrawn, or modified in a manner materially adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger, or shall have recommended an Acquisition Proposal other than by Parent or its Affiliates;

               (ii) the Company Board shall have (i) amended the Rights Agreement to facilitate an Acquisition Proposal or (ii) terminated or redeemed the Rights, except in each case (A) as shall be necessary to render the Rights Agreement inapplicable to the Offer and the Merger and the other transactions contemplated by the Merger Agreement (or any other Acquisition Proposal by Parent or its Affiliates) or (B) as directed by Parent pursuant to the Merger Agreement;

               (iii) the Company Board shall take action under Section 203 of the DGCL or Article VI of the Company's Certificate of Incorporation to approve any transaction other than the Offer and the Merger and the other transactions contemplated by the Merger Agreement (or any other Acquisition Proposal by Parent or its Affiliates); or

               (iv) the Company shall have breached or failed to perform any of its obligations under the Merger Agreement required to be performed on or prior to such time or any of the representations and warranties of the Company under the Merger Agreement shall fail to be accurate as of the date made, provided that, in each such case, (A) the Company shall have failed to substantially cure such breach, failure to perform or inaccuracy within a reasonable time after being notified by Parent of such breach, failure to perform or inaccuracy and (B) such breach, failure to perform or inaccuracy would have, individually or in the aggregate, a material adverse effect on the Company; or.

          (d) by the Company, if, prior to the acceptance for payment of the Shares under the Offer the Company Board shall have recommended, or entered into an agreement with respect to a Superior Proposal.

      Termination of the Merger Agreement by the Company pursuant to paragraph
(d) above shall not be effective unless and until the Company shall have paid to Parent the fee described below under "Fees and Expenses--Termination Fee Payable by the Company." Termination of the Merger Agreement by Parent pursuant to paragraphs (a), (b)(i), (b)(iii), (b)(iv) or (c)(iv) above shall not be effective unless and until Parent shall have paid to the Company the fee described below under "Fees and Expenses--Termination Fee Payable by Parent."

   Fees and Expenses

      Termination Fee Payable by the Company. The Company has agreed to pay Parent a fee of $7 million after the termination of the Merger Agreement by:

          (a) Parent, if the Company Board:

               (i) has withdrawn or modified its approval or recommendation of the Merger, the Offer or the Merger, or recommended an Acquisition Proposal other than by Parent;

               (ii) amended the Rights Agreement to facilitate an Acquisition Proposal, or terminated or redeemed the Rights; or

               (iii) taken action under Section 203 of the DGCL or Article VI of the Company's Certificate of Incorporation to approve any transaction other than the Offer or the Merger; or

          (b) the Company, if, prior to the acceptance for payment of Shares under the Offer, the Company Board shall have recommended, or entered into an agreement with respect to a Superior Proposal,


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provided, in each case, that Parent or Purchaser is not in breach of its representations and warranties under the Merger Agreement and shall not have failed to perform in any material respect any of its obligations under the Merger Agreement.

      Termination Fee Payable by Parent. Parent has agreed to pay, or cause to be paid to, the Company a fee of $20 million after the termination of the Merger Agreement by:

          (a) mutual written agreement of the Company and Parent;

          (b) either the Company or Parent, if:

               (i) the Offer has not been consummated on or before 18 months after the date of the Merger Agreement, provided that (A) the right to terminate the Merger Agreement for this reason shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time and (B) such 18 month period shall be extended for the time period equal to the time period beyond 10 business days during which either the Company or Parent shall fail to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act;

               (ii) a permanent injunction which is final and nonappealable shall have been issued restraining or otherwise prohibiting consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, provided that the party seeking to terminate the Merger Agreement for this reason shall have used all efforts to prevent the entry of such permanent injunction;

               (iii) the other party shall have breached or failed to perform in all material respects any of its obligations pursuant to Section
          9.01 of the Merger Agreement (obligation of the parties to use their best efforts to consummate the Merger) on or prior to such time, provided that, such party shall have failed to substantially cure such failure to perform within a reasonable time after being notified of such failure to perform; or

               (iv) the Company shall have breached or failed to perform any of its obligations under the Merger Agreement required to be performed on or prior to such time or any of the representations and warranties of the Company under the Merger Agreement shall fail to be accurate as of the date made, provided that, in each such case, (A) the Company shall have failed to substantially cure such breach, failure to perform or inaccuracy within a reasonable time after being notified by Parent of such breach, failure to perform or inaccuracy and (B) such breach, failure to perform or inaccuracy would have, individually or in the aggregate, a material adverse effect on the Company provided that, at the time of such termination, the applicable waiting period under the HSR Act shall not have expired or been terminated and the FTC, DOJ or any other Person shall not be challenging by litigation or otherwise any of the transactions contemplated by the Merger Agreement. Parent has delivered $20 million to an escrow account to fund its obligations described in this paragraph, which amount shall be released to the Company immediately upon the occurrence of one of the events listed above.

      Benefit Program Funded by Parent. Parent has contributed cash in the amount of $10 million to a Rabbi Trust, which will fund the compensation and benefits to be provided to employees of the Company and its subsidiaries under incentive arrangements designed and adopted by the Company. The incentives will reward certain specified employees of the Company who remain with the Company through the Effective Time, facilitating the Company's continued operation of its business in the period before the Effective Time.

      Expenses Payable by Parent. Whether or not the transactions contemplated by the Merger Agreement are consummated, Parent agrees to pay all costs and expenses incurred by the Company in connection with the Merger Agreement arising from the Hart-Scott-Rodino review and the Company's obligations contained in
Section 9.01 of
the Merger Agreement (obligation of the parties to use their best efforts to consummate the Merger), including, without limitation, all costs and expenses related to all prior antitrust analyses undertaken by the Company and its advisors in connection with the transactions contemplated by the Merger Agreement since October 1, 1998, preparing and filing the Notification and Report Form pursuant to the HSR Act, responding to a Second Request issued under the HSR Act, preventing the entry of any injunction, appealing any such injunction, obtaining all necessary consents, approvals or waivers from any government authorities, opposing vigorously any litigation or administrative proceeding relating primarily to antitrust aspects of the Merger Agreement or the transactions contemplated therein or otherwise complying with any Antitrust Law, provided that, Parent's obligation to pay such costs and expenses shall not exceed in the aggregate $2.5 million.

   Amendments

      Any provision of the Merger Agreement may be amended or waived prior to the time the Merger becomes effective if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after the adoption of the Merger Agreement by the stockholders of the Company and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for the Shares.

Standstill Agreement; Confidentiality Agreement

      Pursuant to the Standstill Agreement, dated as of October 26, 1998, between Parent and the Company (the "Standstill Agreement"), Parent agreed not to purchase or agree or offer to purchase ownership of any of the Company's securities or assets, or solicit, or participate in a solicitation of, any proxy from shareholders of the Company, unless approved by the Company. If the Merger Agreement is terminated for any reason, the provisions of the Standstill Agreement shall apply to Parent in full force and effect for a period of two years following such termination.

      A copy of the Standstill Agreement is filed as Exhibit C to this Schedule 14D-9 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference therein.

      Pursuant to the Confidentiality Agreement, dated as of October 28, 1998, between Parent and the Company (the "Confidentiality Agreement"), the parties agreed to provide, among other things, for the confidential treatment of their discussions regarding a possible acquisition of the Company by Parent and the exchange of certain confidential information concerning the Company.

      A copy of the Confidentiality Agreement is filed as Exhibit D to this
Schedule 14D-9 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

      (a) Recommendation.

      At a meeting held on November 2, 1999, the Company Board, by a unanimous vote, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders.

      The Board of Directors of the Company recommends that stockholders approve and adopt the Merger Agreement and the transactions and that the stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

      Copies of the letter to stockholders communicating the Company Board's determination and recommendation and of the press release relating thereto are filed as Exhibits E and G hereto, respectively, and are incorporated herein by reference.

      (b)  Background

      In March 1995, Mr. Morry Weiss, Chairman and Chief Executive Officer of Parent, acting on rumors of the possible sale of the Company, publicly announced Parent's interest in acquiring parts of the Company's business if the Company were to put itself up for sale. On March 30, 1995, the Executive Committee of the Company Board met to discuss Parent's public announcement. The Company's legal advisors informed the Executive Committee of the regulatory issues raised by a proposed business combination between Parent and the Company. As a result of this advice, the Company was concerned that regulatory approval of a transaction with Parent might not be obtained. The Executive Committee sent Mr. Weiss a letter identifying these issues, and invited Mr. Weiss and his legal advisors to present a solution to these concerns.

      On July 6, 1995, the Company publicly announced that it was exploring the sale of the Company after receiving preliminary expressions of interest.

      On July 14, 1995, the legal advisors of Parent and the Company met to discuss the regulatory issues that would arise in a proposed business combination of Parent and the Company. The Company's legal advisors again gave advice regarding the regulatory issues associated with a business combination of Parent and the Company. In addition, the Company's representatives expressed their concerns over sharing competitively sensitive information with Parent and with the negative impact a failed transaction could have on the Company's morale, personnel, retention of key customers and competitive position in the greeting card industry.

      On July 20, 1995, the Company's legal advisors met with legal advisors for another competitor of the Company. The parties discussed the possibility of a transaction with that other competitor. The Company Board considered these discussions, but no further action was taken.

      On July 21, 1995, the Executive Committee of the Company Board decided to terminate discussions between Parent and the Company due to regulatory and business concerns, and on July 24, 1995, the Company publicly announced its rejection of Parent's offer. Parent subsequently announced the possibility that it would pursue an unsolicited takeover of the Company, but never initiated one. Parent sent a letter dated July 25, 1995 to the Company's legal advisor reaffirming its interest in acquiring the Company. There were no further contacts between the Company and Parent regarding any possible business combination following the delivery of the July 25, 1995, letter.

      The Company continued to pursue other strategic alternatives, including a possible sale of the Company, and together with its investment bankers, prepared an offering memorandum for such sale.

      On February 14, 1996, at a Company Board meeting, the Company's investment bankers informed the Company Board that no suitable buyer for the Company had been identified. The Company Board determined that at that time the Company's most viable option was to focus on operating as an independent company and that the Company was no longer for sale. Parent again publicly announced that it was interested in acquiring the Company, and would consider an unsolicited takeover if the Company would not negotiate with Parent.

      On February 29, 1996, each director of the Company received a letter from Parent proposing a business combination between the Company and Parent in which the Company's shareholders would receive consideration of $18 per share, in cash or Parent stock. The Executive Committee of the Company Board and two additional Company Board members met on March 3, 1996, to consider Parent's proposal. The Executive Committee concluded that at that time the regulatory risks of the proposed business combination with Parent were too high and authorized Mr. Albert R. Pezzillo, then Chairman and Chief Executive Officer of the Company, to reject Parent's proposal.

      On March 4, 1996, Parent publicly announced its interest in acquiring the Company, without indicating the terms. On March 5, 1996, the Company issued a press release rejecting Parent's proposal and terminating discussions with Parent. Parent publicly disclosed the terms of its proposal to acquire the Company and its continued interest in acquiring the Company on March 6, 1996. On March 7, 1996, Parent indicated that it would not attempt a hostile takeover of the Company, but would leave its $18 proposal open until March 19, 1996. The Company responded that it would not consider Parent's proposal and would focus on rebuilding its business and remain independent. On March 19, 1996, Parent announced that its offer to acquire the Company had expired and that it was abandoning further efforts to acquire the Company.

      For the remainder of 1996 through late 1998, the Company focused on operating as an independent entity, bringing in new management, including Mr. Frank J. O'Connell, who was appointed Chief Executive Officer and President of the Company in August 1996. The Company considered various acquisitions, some of which were pursued unsuccessfully, in an effort to grow the Company. There were no further contacts between the Company and Parent regarding any possible business combination until October 1998.

      On July 9, 1998, Mr. O'Connell met with the chief executive officer of a competitor of the Company. Mr. O'Connell and this executive discussed the possibility of the competitor making an equity investment in the Company. These discussions led to no further action.

      In the third quarter of 1998, the Company's financial performance and stock price began to decline due to a number of internal and external factors, many of which continue today. The Company announced its third quarter results on October 8, 1998, after which the stock price of the Company declined from a close of $17 1/4 per Share on October 7, 1998, to a close of $10 7/8 per Share on October 8, 1998. The decline in the Company's financial performance and stock price altered the competitive position of the Company in the greeting card industry. Consequently, the Company reconsidered its strategic alternatives, including a possible business combination with Parent.

      Several important changes in the greeting card industry had a significant negative impact on the Company in the twelve months preceding October 1998 . The availability of electronic greeting cards sent via the internet increased substantially. The use of electronic greeting cards, many of which were available to consumers free of charge, eroded the traditional base of consumers for the Company's products, who shifted their use of greeting cards to the electronic sector. This decrease in the Company's sale of everyday products negatively impacted the Company's financial performance because everyday products have historically been the Company's most profitable.

      The Company lost several key customer accounts in the twelve months preceding October 1998. These losses were attributed in large part to certain changes that occurred in the greeting card industry. Specifically, customers continued to demand large upfront payments from the Company and its competitors as a condition to entering into or renewing contracts, requiring the Company and its competitors to pre-fund large payments to key customers. The Company, which had been less well capitalized than some of its competitors, has had difficulty in making these upfront payments. When the Company made these payments, the result was higher costs to service the accounts, making the accounts less profitable than in the past.

      The Company also incurred higher selling and marketing expenses in response to the changing greeting card industry. The new product programs and strategies that the Company introduced required larger marketing expenditures. The Company incurred increased expenses in connection with its efforts to retain and attract customer accounts, through up-front payments and marketing promotions.

      During the twelve months preceding October 1998, the Company experienced a lower sell through of its products, resulting in an increased rate of returns. This higher return rate resulted in part from a decline in seasonal sales.

      In October 1998, Mr. Weiss called Mr. O'Connell to discuss a possible transaction between Parent and the Company. Mr. O'Connell, after consultation with the Company's legal and financial advisors, decided to meet with Mr. Weiss to determine if a proposed business combination between Parent and the Company was possible given the Company's weakening financial performance and competitive position in the greeting card industry. At a meeting on October 25, 1998, Mr. Weiss and Mr. O'Connell discussed in more detail the possible terms of such a transaction. In connection with these discussions, the parties executed a standstill agreement, pursuant to which Parent agreed not to purchase or agree or offer to purchase ownership of any of the Company's securities or assets, or solicit, or participate in a solicitation of, any proxy from stockholders of the Company, unless approved by the Company, and a confidentiality agreement, which included covenants by Parent to maintain the confidentiality of any information received by Parent regarding the Company.

      Following these discussions with Parent, the Company Board directed a review of the feasibility of a potential business combination with Parent. In connection with such review, the Company Board held meetings with its senior management and legal and financial advisors to consider the business and regulatory issues associated with a potential business combination with Parent. During these meetings, the Company and its advisors reviewed the regulatory risks and the Company concluded that Parent would need to assume the regulatory risks if a transaction were to proceed. In addition, the Company and its financial advisor considered other possible strategic alternatives available to the Company, including sales to other parties.

      On November 3, 1998, the Company received a letter from Parent proposing a business combination between the Company and Parent in which the Company's shareholders would receive consideration of $20 per share (without specifying whether such consideration would be comprised of cash, Parent stock or some combination). Parent's proposal offered no specific terms on which Parent would accept the regulatory risks of a proposed combination. The Company Board was briefed on the proposal and instructed management and the Company's legal and financial advisors to consider the proposal, to seek appropriate clarification from Parent and to report back to the Company Board. Over the next several weeks, Mr. Weiss and Mr. O'Connell had numerous telephone conversations regarding a possible business combination between the companies. Mr. O'Connell reiterated the Company Board's concerns regarding regulatory risks and the negative impact that a failed business combination would likely have on the Company's business and stockholder value and requested that Parent clarify its proposal in terms of protecting the Company and its stockholders against the risks of a failed transaction.

      On December 16, 1998, the Company Board met, together with its legal and financial advisors, to consider Parent's proposal. At that time, the Shares were trading at approximately $11 1/16 per Share. The Company Board discussed the terms of Parent's letter (including the business and regulatory concerns associated with a combination with Parent) and the strategic and other potential alternatives to a business combination with Parent. The Company Board determined that Parent's proposal had not adequately addressed the Company Board's concerns regarding the allocation of regulatory risk, and the Company was therefore unwilling to enter into further negotiations with Parent.

      Over the ensuing months, the Company, Parent and their respective legal and financial advisors discussed alternative transaction structures. In addition, the Company Board considered strategic alternatives with other possible parties.

      On February 18, 1999, the Company announced its financial results for the fourth quarter and full year ended December 31, 1998. The Company reported lower net income and earnings per share for each such period in 1998 compared to the same period a year earlier. The Company cited an increasingly competitive greeting card industry hurt by declining unit volume among the reasons for its financial problems. The stock price of the Company declined following this announcement, dropping from a close of $10 per Share on February 19, 1999, to a close of $7 per Share on March 18, 1999. In addition, since December 31, 1998, the Company's liquidity has declined significantly, going from a substantal cash surplus to a cash deficit as a result of the factors discussed above as well as normal seasonal variation. As a result of these changes, the Company Board again reconsidered the strategic alternatives available to the Company.

      In late April 1999, the Company Board received a letter from a private equity fund that proposed that the fund, together with senior management of the Company (including Mr. O'Connell), acquire the Company at a price of approximately $13 per share in cash. The proposal was subject to financing, due diligence and other conditions. After entering into customary confidentiality and standstill agreements with the Company, the fund conducted extensive financial and legal due diligence of the Company and its operations. The Company Board held a meeting on April 30, 1999, to authorize a Special Committee of the Board, chaired by Mr. Pezzillo, and including Messrs. Charles Lindberg and George Gibson, to review the fund's proposal. The Company engaged J.P. Morgan Securities Inc. ("J.P. Morgan") as its financial advisor pursuant to a letter agreement dated May 6, 1999 (the "Engagement Letter"). J.P. Morgan began advising the Company Board on the terms of a possible transaction with the fund, while also considering other strategic alternatives available to the Company.

      On May 6, 1999, the Company announced its financial results for the first quarter ended March 31, 1999. The Company again reported a net loss for such period attributed, in part, to lower-than-anticipated sales of everyday products and higher returns and allowances. The stock price of the Company continued to decline following this announcement.

      On May 14, 1999, while negotiations with the fund were continuing, Mr. Weiss sent the Company a brief letter proposing a business combination in which Parent would acquire the Company for $10 per share in cash. The Special Committee of the Board held a telephonic conference call with J.P. Morgan and the Company's legal advisor to discuss the proposals of the fund and Parent. Mr. O'Connell, because of his involvement in the fund's proposal, did not participate in the conference call. After consultation with both J.P. Morgan and the Company's legal advisors, the Special Committee considered the risks involved with each proposal. Specifically, there was concern that the fund would not be able to obtain the needed financing and that a business combination between Parent and the Company raised business and regulatory concerns. The Special Committee also received a preliminary report from its special regulatory counsel which discussed the regulatory issues involved in a business combination between Parent and the Company.

      The private equity fund was not able to obtain financing on terms acceptable to it and discussions with it ceased in late May 1999. The Special Committee, holding numerous meetings and conference calls throughout May with its legal and financial advisors, continued to consider the strategic alternatives available to the Company, including a possible business combination with Parent. The Special Committee continued to express concern over a business combination with Parent but was willing to hold discussions with Parent if certain conditions were met. Specifically, based on conversations with its legal and financial advisors, the Special Committee asserted the need for conditions in a business combination that would place the regulatory risk on Parent, while providing the Company with certain legal and economic protections specified by the Company Board. On May 19, 1999, Mr. Pezzillo sent Mr. Weiss a letter indicating that the Special Committee would need to receive a more detailed proposal from Parent which included a regulatory strategy, assurances from Parent that it would fully assume any regulatory risks and specific terms of a proposed merger agreement that would maximize the chances for a successful transaction.

      In mid-May 1999, New Valley Corporation, an investment fund led by Bennett S. LeBow, increased its holdings of the Company's stock to 5.01%. Mr. LeBow contacted Mr. O'Connell and requested a meeting with the Company Board. Mr. O'Connell discussed New Valley's investment in the Company with the Company Board. Mr. O'Connell indicated to Mr. LeBow that the Company Board would be willing to consider a formal proposal from New Valley, but was not in a position to hold an informational meeting with New Valley.

      The Special Committee, after consultation with its legal and financial advisors, determined that given the Company's continued poor financial performance during the first half of 1999, a meeting with Parent to attempt to resolve the Company's regulatory concerns was warranted. On June 8, 1999, Mr. Weiss, Mr. O'Connell, Mr. Pezzillo and their respective legal and economic advisors met to discuss the feasibility and terms of a business combination.

      Discussions continued for the next week, with Parent presenting a new proposal on June 18, 1999, in which Parent would acquire the Company for $10 per share in cash, pay the Company a termination fee of $5 million if regulatory approval were not obtained and fund a $4 million program to retain key employees of the Company. On June 21, 1999, the Company Board met, together with its legal and financial advisors, to consider Parent's proposal. The Company Board determined that the economic protections offered by Parent did not sufficiently protect the Company in the event that regulatory approval were not obtained and Parent's proposal was therefore rejected.

      On July 19, 1999, the Company released a preliminary analysis of its results for the second quarter ended June 30, 1999. The Company announced that it expected a further decline in its financial results with a continued increase in its loss per share due to weak sales and its on-going restructuring plan. In addition, the Company announced that it expected to report a loss for the full year ended December 31, 1999. The stock price of the Company fell from a close of $6 1/8 per Share on July 16, 1999, to a close of $5 3/16 per Share on July 23, 1999.

      Following continued discussions and negotiations, Mr. Weiss telephoned Mr. O'Connell and Mr. Pezzillo on July 19, 1999, with an updated proposal. The proposal contemplated a $10 per share cash offer for the Company, a $15 million termination fee if regulatory approval were not obtained and a $15 million retention program for the Company funded by Parent. Messrs. O'Connell and Pezzillo presented the updated proposal from Mr. Weiss to the Company Board on July 21, 1999. The Company Board determined that several issues, including the price, the certainty of closing, the termination fee and the retention program, needed to be clarified before further discussions could take place. Before the Company Board would consider the proposed price, however, it insisted that Parent agree to certain conditions designed to maximize the chances for a successful transaction and to limit the Company's exposure in the event of a failed transaction. More specifically, Parent would have to agree to commit fully to obtaining regulatory approval, limited termination rights under the Merger Agreement, limited closing conditions to the Offer, a non-refundable $15 million retention program and a $15 million termination fee payable in all circumstances except if the Company Board recommended a superior transaction with another party pursuant to its fiduciary obligations. Mr. O'Connell sent Mr. Weiss a letter dated July 26, 1999, detailing these structural requirements for a business combination.

      Mr. Weiss responded with a letter dated July 29, 1999, which addressed some, but not all, of the Company Board's concerns. On August 3, 1999, the Company Board met to consider Parent's latest proposal. The Company Board, after consultation with its financial and legal advisors, determined that Parent still had not adequately addressed the Company Board's concerns regarding assumption of regulatory risk and certainty of closing. Mr. O'Connell sent Mr. Weiss a letter dated August 4, 1999, which rejected Parent's latest proposal.

      During August 1999, Mr. Weiss and Mr. O'Connell continued to discuss a possible business combination. The Company Board, after consultation with its legal and financial advisors, instructed Mr. O'Connell that it would not consider another proposal from Parent unless such proposal contained guarantees on assumption of regulatory risk, certainty of closing of the transaction and adequate financial safeguards for the Company and its stockholders in the event of a failed transaction. Mr. O'Connell communicated this position to Mr. Weiss in a letter dated August 11, 1999.

      The parties exchanged numerous written communications during the month of August that detailed each party's position on a variety of issues. The Company considered each of these communications with its legal and financial advisors and periodically with the Company Board or the Executive Committee of the Company Board. In late August 1999, Mr. Weiss indicated to Mr. O'Connell that Parent was reevaluating its previously stated proposal to acquire the Company at a price of $10 per Share. Mr. O'Connell, after conferring with the Company Board, advised Mr. Weiss that the Company would not consider an offer of less than $10 per Share.

      Mr. Weiss and Mr. O'Connell continued discussions during September 1999, engaging in numerous telephone calls, exchanging detailed written communications and meeting with their respective legal and financial advisors. During this time, New Valley continued to increase its holdings in the Company to 6.8% and requested a meeting with the Company Board and an active role in management of the Company. Mr. O'Connell conferred with the

Company Board and legal and financial advisors as to New Valley's requests. Mr. O'Connell advised New Valley that its request for a meeting with the Company Board would only be considered if it was prepared to make a formal proposal concerning the Company. New Valley never made a formal proposal, written or oral, to the Company Board.

      By mid-September 1999, Parent and the Company had agreed on certain key contract terms which the Company Board required. The parties also had limited discussions regarding price. Among the key terms the parties agreed to were: a non-refundable $15 million retention program funded by Parent; a $15 million termination fee payable by Parent in all circumstances except if the Company accepted a superior proposal from another party pursuant to its fiduciary obligations; limited closing conditions to the Offer and the Merger; and representations and warranties of the Company given only as of the date of the Merger Agreement, including the Company's representation and warranty regarding material adverse effects on the Company's business. At a September 22, 1999, Company Board meeting, Mr. O'Connell and the Company's legal and financial advisors updated the Company Board on the status of discussions with Parent. The Company Board authorized Mr. O'Connell to proceed with further discussions with Parent regarding a possible business combination, but only if the key terms were strictly adhered to and Parent agreed to a price per Share of at least $10.

      From September 23, 1999 to October 2, 1999, Parent conducted business and legal due diligence of the Company and its operations.

      From October 1, 1999 through October 14, 1999, representatives of Parent and the Company negotiated the terms of the Merger Agreement. During this period, the Company determined that a higher termination fee would better protect the Company and its shareholders in the event of a failed transaction. Parent and the Company agreed to increase the termination fee to $20 million while reducing the retention program to $10 million. The parties continued to have on-going discussions on price. On October 14, 1999, negotiations between the parties terminated due to differences on key contract terms relating to allocation of regulatory risk.

      On October 24, 1999, Mr. Weiss contacted Mr. O'Connell to inquire if the parties would be able to settle their outstanding differences. Mr. O'Connell insisted that no further negotiations would take place unless Parent was willing to accept all of the regulatory risk of a proposed business combination. After conferring with senior management and his legal advisors, Mr. Weiss telephoned Mr. O'Connell later that week and indicated that Parent, under certain conditions, would accept certain regulatory risks.

      Mr. O'Connell discussed Parent's proposal with his legal and financial advisors and Mr. Pezzillo. All parties agreed that Parent's revised proposal was unacceptable due to the conditions required by Parent with respect to the regulatory risk. On October 28, 1999, Mr. O'Connell and Mr. Pezzillo spoke with Mr. Weiss and rejected Parent's revised proposal. During this telephone call, the parties continued to discuss the allocation of regulatory risk and were able to resolve the outstanding issues. The parties tentatively agreed on a price of $10.25 per Share, which Mr. Weiss confirmed in an October 29, 1999, telephone call with Mr. O'Connell.

      From October 30, 1999, to November 1, 1999, representatives of Parent and the Company finalized the terms of the Merger Agreement.

      At a special meeting held on November 1, 1999, the Board of Directors of Parent approved the Offer, the Merger and the Merger Agreement.

      On November 1, 1999, at a special meeting of the Company Board attended by senior management and the Company's legal and financial advisors, Mr. O'Connell updated the directors on the status of the discussions with Parent. The Company Board was advised of the legal and regulatory aspects of the proposed transaction and management discussed the Company's prospects under its business plan as an independent company. Representatives of J.P. Morgan then delivered their oral opinion to the Company Board (subsequently confirmed in writing) that, as of such date, the consideration proposed to be received by the stockholders of the Company in the Offer and in the Merger was fair, from a financial point of view, to such holders. At the end of the meeting, the Company Board met in executive session to discuss the proposed transaction further. On November 2, 1999, at a special meeting of the Company Board attended by senior management and the Company's legal and financial advisors, Mr. O'Connell reported on the favorable response to the proposed transaction received from one of the Company's key accounts. Thereafter, after further discussion of the proposed transaction, the Company Board, by the unanimous vote of all directors, approved the Offer, the Merger and the Merger Agreement and determined to recommend that the Company's stockholders accept the Offer and tender their Shares and approve the Merger and the Merger Agreement, to the extent required by applicable law.

      On November 2, 1999, the Company, Parent and Purchaser executed the Merger Agreement.

      On November 9, 1999, Purchaser commenced the Offer.

      (c)  Reasons for Recommendation.

      In reaching its conclusions and recommendation described in section (a) above, the Company Board considered a number of factors, including the following:

          (i) The Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects. Specifically, the Company Board considered:

               (a) the loss during the past 12 to 18 months of key customer accounts due to the Company's inability to provide upfront payments required by customers, and the potential for continuing escalation of upfront payments and customer losses in the future;

               (b) the greater financial resources of some of the Company's competitors, which could cause competitive disadvantages to the Company;

               (c) the contracting greeting cards industry and emergence of the internet and electronic greeting cards as product substitutes;

               (d) the uncertainties in finding new growth initiatives;

               (e) the continued decline of the Company as a competitive force in the greeting card industry; and

               (f) the continued decline in the Company's financial performance, liquidity and stock price.

          (ii) The structure of the transaction, which is designed, among other things, to maximize certainty of closing of the Offer, places a significant portion of the regulatory risk on Parent and provide the Company with economic protection in the event of a failed transaction.

               (a) Certainty of Closing. The Merger Agreement contains several provisions that maximize the prospects for a successful closing of the transaction. There are limited conditions to the closing of the Offer, the effect of which is to increase the certainty of Parent closing the Offer. See "Merger Agreement-Conditions of the Offer" discussed above. The Merger Agreement limits Parent's ability to terminate the Merger Agreement, the Offer and the transactions contemplated thereby. See "Merger Agreement-Termination of the Merger Agreement" discussed above. In addition, although the Merger Agreement contains customary representations and warranties by the Company, they need only be true as of the date of the Merger Agreement, so that changes in circumstances between the date of the Merger Agreement and the closing of the Offer, including any changes in the Company's business and financial condition, do not permit Parent to terminate the transaction, even if such changes have a material adverse effect on the Company.

               (b) Regulatory Risks. The Merger Agreement allocates a substantial amount of the regulatory risk to Parent. Parent and the Company are obligated for a period of 18 months to take all actions needed to obtain clearance under the applicable antitrust laws. Under the Merger Agreement, Parent is obligated to vigorously defend in litigation any claim on the merits asserted in any court by any party through a final and nonappealable judgment. In addition, Parent must pursue a resolution with any governmental authority, and if acceptable to such governmental authority, enter into a settlement, undertaking, consent decree, stipulation or other agreement with such governmental authority regarding antitrust matters in connection with the transactions contemplated by the Merger Agreement. Neither Parent nor the Company shall be required to enter into a settlement that requires Parent and/or the Company to sell or otherwise dispose of assets of Parent and its subsidiaries and/or the Company and its subsidiaries if such divestiture would have a material adverse effect on the pro forma combined business of Parent and the Company. See "Merger Agreement-Covenants and Representations and Warranties-Best Efforts; Antitrust Approvals" discussed above. Parent has also agreed to pay up to $2.5 million of the Company's costs and expenses incurred in connection with the Merger Agreement arising from the HSR review. See "Merger Agreement-Fees and Expenses-Expenses Payable by Parent" discussed above.

               (c) Economic Protections . The Merger Agreement provides the Company with certain economic protections if the transaction does not close. The Company will receive a reverse termination fee of $20 million if the Merger Agreement is terminated, except in limited circumstances. See "Merger Agreement-Fees and Expenses-Termination Fee Payable by Parent" discussed above. In addition, Parent has contributed $10 million to a Rabbi Trust, which will fund compensation and benefits to be provided to employees of the Company and its subsidiaries under incentive arrangements designed and adopted by the Company. The incentives will reward certain specified employees of the Company who remain with the Company through the Effective Time, facilitating the Company's continued operation of its business in the period before the Effective Time.

          (iii) The alternatives to the Merger available to the Company, including, without limitation, continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction, which the Company's Board deemed less attractive in light of the uncertainties associated with each of these alternatives and the timing and possible values that might be realized by stockholders pursuant to such alternatives. The Company Board considered strategic alternatives available to the Company, including sales to financial buyers and to other competitors of the Company. The Company also considered the synergies that a business combination between Parent and the Company offered.

          (iv) The fact that the $10.25 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents a premium of (y) 110.9% over the average closing prices for the Shares for the 30-trading day period preceding November 3, 1999, the date of public announcement of the proposed transaction between the Company and Parent, and (z) 83.4% over the average closing prices for the Shares for the six-month period preceding November 3, 1999, the date of public announcement of the proposed transaction between the Company and Parent.

          (v) The fact that the consideration to be received by the Company's stockholders in the Offer and the Merger would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders. In addition, the Company Board considered the price adjustment that Company shareholders would receive in the event that the Company sells or disposes for cash of its interest in E-Greetings Network prior to the expiration of the Offer. See "Merger Agreement--The Offer--Terms of the Offer" discussed above.

          (vi) The oral opinion (subsequently confirmed in writing) of J.P. Morgan, the Company's financial advisor, that, as of the date thereof and based upon and subject to various considerations and assumptions set forth therein, the consideration to be paid to the Company's stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders. A copy of the opinion rendered by J.P. Morgan to the Company's Board, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by J.P. Morgan in arriving at its opinion, is attached hereto as Annex A and is incorporated herein by reference. Stockholders are urged to read such opinion in its entirety.

          (vii) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement including, without limitation, the fact that the terms of the Merger Agreement will not unduly discourage other third parties from making proposals subsequent to execution of the Merger Agreement, will not prevent the Company Board from determining, in the exercise of its fiduciary duties in accordance with the Merger Agreement, to provide information to and engage in negotiations with such third parties and will permit the Company, subject to payment of a $7 million termination fee, to enter into a transaction with a party that makes a proposal that would be more favorable to the Company's stockholders than the Offer and the Merger.

      The foregoing discussion of the information and factors considered and given weight by the Company's Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company's Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company's Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

      The Company has retained J.P. Morgan as its exclusive financial advisor in connection with the Offer and the Merger. Under the terms of the Engagement Letter, the Company will pay J.P. Morgan as follows: (i) an engagement fee of $100,000, which was payable on May 6, 1999; (ii) a fee of $600,000, which was payable on November 2, 1999; and (iii) a success fee of $1,500,000, which is payable upon consummation of the Offer. The aggregate of such payments will not exceed $1,500,000. The Company has also agreed in the Engagement Letter to reimburse J.P. Morgan for all reasonable out-of-pocket expenses (not to exceed $60,000 without the Company's prior approval), including, without limitation, the fees and expenses of counsel, and to indemnify J.P. Morgan and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

      (a) During the past sixty days no transaction in the Shares has been effected by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company (other than in the ordinary course of business in connection with the Company's employee benefit plans and director option plans).

      (b) To the best knowledge of the Company, all of the Company's directors and executive officers currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

      (a) Except as discussed in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, a purchase, sale or transfer of a material amount of assets by the Company, a tender offer for or other acquisition of securities by or of the Company or any material change in the present capitalization or dividend policy of the Company.

      As described in Item 3(b), subject to certain exceptions, the Merger Agreement provides that the Company will not, and will cause its subsidiaries and the officers, directors, investment bankers, attorneys, accountants, consultants or other agents or advisors of the Company and its subsidiaries not to (i) take any action for the primary purpose of soliciting, initiating or encouraging the submission of any Acquisition Proposal (as defined below), (ii) engage in substantive discussions or negotiations with, or disclose any material nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any Person who the Company should reasonably be expected to know is considering making, or has made, an Acquisition Proposal or (iii) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other Person, in each case, for the primary purpose of making an Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger, the Offer or any other transaction contemplated by the Merger Agreement.

      As described in Item 3(b), the Company may negotiate or otherwise engage in substantive discussions with, and furnish nonpublic information to, any Person who delivers a Superior Proposal if (i) the Company has complied with the terms of Section 7.04 of the Merger Agreement (no solicitation of alternative transactions), (ii) the Company has notified Parent promptly after its receipt of any Acquisition Proposal, (iii) the Company Board determines in its good faith, reasonable judgment, after consultation with and the receipt of advice from its financial advisor and legal counsel, that failure to take such action could create a reasonable possibility of a breach of its fiduciary duties under applicable law and (iv) such person executes a confidentiality agreement with the Company.

      (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

      The following information is in addition to the information set forth in
Item 4.

      (a) Restated Certificate of Incorporation. Article VI of the Company's Restated Certificate of Incorporation ("Article VI") provides that the adoption of any agreement for the merger of the Company with, or any sale or other disposition of all or substantially all of the assets of the Company to, a person that is a "Related Person" of the Company requires (i) the affirmative vote of the holders of "Voting Shares" entitled to exercise not less than 80 percent of the total voting power of outstanding Voting Shares of the Company, and (ii) the affirmative vote of at least 50 percent of the total voting power of all outstanding Voting Shares held by stockholders other than the Related Person. Shares held beneficially by a Related Person include shares beneficially owned by any affiliate or associate of such person and shares such person or its affiliates or associates have the right to acquire pursuant to agreement or with respect to which such person or its affiliates or associates have any agreement, arrangement or understanding for the purposes of acquiring, holding, voting or disposing of voting securities of the Company. Article VI thus has the effect of increasing the voting requirements that would otherwise be required under applicable law for approval of extraordinary transactions to which it applies.

      Under Article VI, (i) an "associate" of a specified person is (A) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which such specified person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (B) any trust or estate in which such specified person has a substantial beneficial interest or as to which such specified person serves as a trustee or in a similar fiduciary capacity, and (C) any relative or spouse of such specified person, or any relative of such spouse, having the same home as such specified person or who is a director or officer of the Company or any of its subsidiaries; and (ii) an "affiliate" of a specified person is any other person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the specified person.

      The enhanced voting requirements of Article VI do not apply to a Business Combination that has been approved (either before or after the Related Person became a Related Person) by a majority of the Continuing Directors and therefore will not apply to the Offer and the Merger.

      The enhanced voting requirements imposed by Article VI also do not apply to a Business Combination in which all of the following conditions are satisfied:

          (1) The cash or fair market value of the property, securities or other consideration to be received per share by holders of the Common Stock in the Business Combination is not less than the greater of (i) the highest per share price paid such Related Person in acquiring any of its holding of shares of Common Stock or (ii) an amount which bears the same or greater percentage relationship to the market price of Common stock immediately prior to the announcement of such Business Combination as the highest per share price determined in accordance with (i) above bears to the market price of Common Stock immediately prior to the announcement of such business Combination as the highest per share price determined in accordance with (i) above bears to the market price of Common Stock immediately prior to the commencement of acquisition of Common Stock by such Related Person; and

          (2) After becoming a Related Person of the Company and prior to the consummation of such Business Combination, (i) such Related Person shall not have acquired any newly issued shares of capital stock, directly or indirectly, from the Company (except upon conversion of convertible securities acquired by it prior to becoming a Related Person of the Company or upon compliance with the provisions of Article VI or as a result of a pro rata stock dividend or stock split) and (ii) shall not have received the benefit, directly or indirectly (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by the Company, or made any major changes in the Company's business or equity capital structure, and
     (iii) there shall have been no reduction in the rate of dividends payable on the Common Stock, except as may have been approved by unanimous vote of the Board; and

          (3) A proxy statement responsive to the requirements of the Exchange Act, whether or not the Company is then subject to such requirements, shall be mailed to the public stockholders of the Company for the purpose of soliciting stockholder approval of such Business Combination setting forth (i) any recommendation as to the advisability (or inadvisability) of the Business Combination which the Continuing Directors may choose to state, and (ii) the opinion of a reputable nationally recognized banking, investment banking or other firm naturally recognized as qualified to render such an opinion as to the fairness (or not) of the terms of such Business Combination, from the point of view of the remaining public stockholders of the Company.

      Article VI may be amended only upon receiving the affirmative vote of the holders of Voting Shares entitling them to exercise not less than 80 percent of the total voting power of all outstanding Voting Shares, provided that, if there is a Related Person at the time of such vote, such 80 percent must include the affirmative vote of at least 50 percent of the voting power of Voting Shares held by stockholders other than the Related Person.

      The Company has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the provisions of Article VI.

      (b) The Rights Agreement. On September 8, 1999, the Board entered into the Rights Agreement and declared a dividend of a new Right for each outstanding share of Common stock. The dividend was paid on September 15, 1999, to the stockholders of record on September 8, 1999. Each Right entitles the registered holder to purchase from the company a unit ("Unit") consisting of one one-hundredth of a share of Series B Preferred Stock, par value $1.00 per share, of the Company at a price of $25 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement. Simultaneously with the execution of the Merger Agreement, the Company and the Rights Agent executed an amendment to the Rights Agreement, which renders the Rights Agreement inapplicable to the Offer and the Merger by providing that (w) the approval, execution, delivery and performance of the Merger Agreement by the parties thereto, (x) the consummation by Parent of the tender offer contemplated by the Merger Agreement, (y) the approval of the Merger Agreement by the Company's stockholders and (z) the consummation of any of the other transactions contemplated by the Merger Agreement will not cause the rights issued pursuant to the Rights Agreement to become exercisable to purchase any securities of the Company or any other securities.

      The foregoing summary of the Rights is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as Exhibit 4 to the Company's current Report on Form 8-K filed September 13, 1999, and is incorporated herein by reference.

      (c) Section 203. As a Delaware corporation, the Company is subject to
Section 203 ("Section 203") of the Delaware General Corporation Law. Section 203 prohibits a corporation that has voting stock traded on a national securities exchange, designated on The NASDAQ Stock Market or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder (defined as the owner of 15% or more of the corporation's voting stock), or an interested stockholder's affiliates or associates, for a three-year period beginning on the date the interested stockholder acquires 15% or more of the outstanding voting stock of the corporation. The restrictions on business combinations do not apply if (i) prior to such date, the board of directors gives prior approval to the business combination or the transaction in which the 15% ownership level is exceeded,
(ii) the interested stockholder acquires, in the transaction pursuant to which the interested stockholder becomes the owner of 15% or more of the outstanding stock, 85% of the corporation's stock (excluding those shares owned by persons who are directors and also officers as well as employee stock plans in which employees do not have a confidential right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) the business combination is approved by the board of directors and authorized at a meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder. In accordance with the provisions of the Company's certificate of incorporation and
Section 203, the Company Board has approved the Merger Agreement and Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

      (d) Ohio Takeover Laws. Sections 1707.01, 1707.041, and 1707.042 of the Ohio Revised Code (collectively, the "Ohio Take-Over Act") regulate tender offers for any equity security of a subject company from a resident of Ohio if, after the purchase, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of issued and outstanding equity securities of such company (a "control bid"). A subject company includes an issuer, such as the Company, that either has its principal place of business or principal executive offices locate in Ohio or owns or controls assets located in Ohio that have a fair market value of at least $1 million, and that has more than 10% of its beneficial or record equity security holders resident in Ohio, or has more than 10% of its equity securities owned, beneficially or of record, by residents in Ohio. A subject company, however, need not be incorporated in Ohio.

      The Ohio Take-Over Act prohibits an offeror from making a control bid for securities of a subject company pursuant to a tender offer until the offeror has filed specified information with the Ohio Division of Securities (the "Ohio Division"). In addition, the offeror is required to deliver a copy of such information to the subject company not later than the offeror's filing with the Ohio Division and to send or deliver such information and the material terms of the proposed offer to all offerees in Ohio as soon as practicable after the offeror's filing with the Ohio Division.

      Within five calendar days of such filing, the Ohio division may, by order, summarily suspend the continuation of the control bid if it determines that the offeror has not provided all of the specified information or that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control bid. If the Ohio Division summarily suspends a control bid, it must schedule and hold a hearing within 10 calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than 14 calendar days after the date on which the suspension is imposed. The Ohio Division may maintain its suspension of the continuation of the control bid if, based upon the hearing, it determines that all of the information required to be provided by the Ohio Take-Over Act has not been provided by the offeror, that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control, or that the control bid is in material violation of any provision of the Ohio securities laws. If, after the hearing, the Ohio Division maintains the suspension, the offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division and to reinstitute the control bid by filing new or amended information pursuant to the Ohio Take-Over Act.

      Purchaser has filed the information required under the Ohio Take-Over Act.

      (e) Appraisal Rights. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares may have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations in addition to the applicable offer price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price.

      If any holder of Shares who demand appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal and acceptance of the Merger.

      (f) Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

      Pursuant to the requirements of the HSR Act, Parent and the Company expect to file the required Notification and Report Forms (the "Forms") with respect to the Offer and the Merger with the Antitrust Division and the FTC as soon as reasonably practicable following the date hereof. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, on the fifteenth day after Purchaser has filed its Form. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Parent and the Company with such request. Thereafter, such waiting period can be extended only by court order.

      A request is being made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

      The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

      The Merger Agreement also provides that if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any Antitrust Law (as defined in the Merger Agreement), each of Parent and the Company shall cooperate in all respects with each other and use its respective best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement, including, without limitation, vigorously defending in litigation on the merits any claim asserted in any court by any party through a final and nonappealable judgment. In addition, the Merger Agreement provides that each of Parent and the Company shall be required to pursue a resolution with any governmental authority and, if acceptable to any governmental authority, enter into a settlement, undertaking, consent decree, stipulation or other agreement with such governmental authority regarding antitrust matters in connection with the transactions contemplated by the Merger Agreement (each, a "Settlement"). Neither Parent nor the Company shall be required to enter into any Settlement that requires Parent and/or the Company to sell or otherwise dispose of assets of Parent and/or the Company and their respective subsidiaries if such disposition would have a material adverse effect on the pro forma combined business of Parent and the Company.

      The Company conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

      The following Exhibits are filed herewith:

      A. The Company's Information Statement dated November 9, 1999 (attached as Schedule I hereto).*

      B. Agreement and Plan of Merger dated as of November 2, 1999 among the Company, Purchaser and Parent.

      C. Standstill Agreement dated as of October 26, 1998 between Parent and the Company.

      D. Confidentiality Agreement dated as of October 28, 1998 between Parent and the Company.

      E. Letter to the Company's stockholders dated November 9, 1999.*

      F. Opinion of J.P. Morgan Securities Inc. dated November 2, 1999 (attached as Annex A hereto).*

      G. Press Release of the Company dated November 3, 1999.

--------------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         GIBSON GREETINGS, INC.

Date: November 9, 1999

                                         By: /s/ James T. Wilson
                                             --------------------------------
                                             Name: James T. Wilson
                                             Title: Executive Vice President,
                                                    Finance and Operations
                                                    and Chief Financial Officer

                                                                        ANNEX A

                            [J.P. Morgan letterhead]

November 2, 1999

Board of Directors
Gibson Greetings, Inc.
2100 Section Road
Cincinnati, OH 45237

Attention: Mr. Frank J. O'Connell
           Chairman

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Gibson Greetings, Inc. (the "Company") of the consideration to be paid to them in connection with the proposed Offer and Merger (each as defined below). Pursuant to the Agreement and Plan of Merger, dated as of November 2, 1999 (the "Agreement"), among the Company, American Greetings Corporation (the "Buyer") and Granite Acquisition Corp., a wholly owned subsidiary of the Buyer ("Merger Subsidiary"), Merger Subsidiary will make an offer (the "Offer") to purchase for cash any and all of the outstanding shares of common stock, par value $0.01 per share, of the Company (each, a "Share") at a price of $10.25 per Share, subject to adjustment as set forth in the Agreement. Pursuant to the Agreement, following consummation of the Offer, Merger Subsidiary will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"), the Company will be the surviving corporation, and each Share outstanding immediately prior to the effective time of the Merger (other than Shares to be canceled pursuant to the Agreement and other than dissenting Shares) will be converted into the right to receive $10.25 in cash or any higher price paid for each Share in the Offer.

In arriving at our opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies comparable to the Company and the consideration received for such companies; (iv) current and historical market prices of the Shares; (v) the audited financial statements of the Company for the fiscal year ended December 31, 1998, and the unaudited financial statements of the Company for the period ended June 30, 1999; (vi) certain agreements with respect to outstanding indebtedness or obligations of the Company; (vii) certain internal financial analyses and forecasts prepared by the Company and its management; and (viii) the terms of other business combinations that we deemed relevant.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the Offer, Merger and other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction as contemplated by the Agreement will be obtained without any meaningful adverse effect on the Company or the Buyer. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

We have acted as financial advisor to the Company with respect to the proposed Transaction and have received a fee from the Company for our services. We will also receive an additional fee if the proposed Offer or Merger is consummated. Please be advised that we have no other financial advisory or other relationships with the Company or the Buyer. In the ordinary course of their businesses, J.P. Morgan Securities Inc. and its affiliates may actively trade the debt and equity securities of the Company or the Buyer for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the Company's stockholders in the proposed Transaction is fair, from a financial point of view, to such stockholders.

This letter is provided solely for the benefit of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote with respect to the Merger. This opinion may be reproduced in full in any filing by the Company with the Securities and Exchange Commission in connection with the Offer or the Merger.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By: /s/ John S. Sheldon
   -------------------------------------
   Name:  John S. Sheldon
   Title: Managing Director

                                                                      SCHEDULE I

                             Gibson Greetings, Inc.
                               2100 Section Road
                             Cincinnati, Ohio 45237

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

      This Information Statement is being mailed on or about November 9, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock, par value $0.01 per share (the "Common Stock"), of Gibson Greetings, Inc. (the "Company"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of September 8, 1999, between the Company and The Bank of New York, as Rights Agent, as amended (the Common Stock and the Rights being collectively referred to herein as the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by American Greetings Corporation ("Parent") to a majority of the seats on the Board of Directors of the Company (the "Company Board") pursuant to the Agreement and Plan of Merger, dated as of November 2, 1999, among the Company, Granite Acquisition Corp. ("Purchaser") and Parent (the "Merger Agreement"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

      Pursuant to the Merger Agreement, Purchaser is offering to purchase all outstanding Shares at a price of $10.25 per Share. The Offer was commenced by Purchaser on November 9, 1999, and is scheduled to expire at 12:00 midnight (New York time) on December 8, 1999, unless extended. The Merger Agreement and Offer are more fully described under Item 3(b) of the Schedule 14D-9, to which this Information Statement is attached as Schedule I.

      The information contained in this Information Statement (including information incorporated by reference) concerning Parent and Purchaser and the Parent Designees (as defined below) has been furnished to the Company by Parent and Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information.

                                PARENT DESIGNEES

      The Merger Agreement provides that after the closing of the Offer, Parent will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board (the "Parent Designees") as will give Parent representation on the Company Board equal to the product of the total number of directors on the Company Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser following the closing of the Offer bears to the total number of Shares then outstanding. The Company has agreed in the Merger Agreement to take all action necessary to cause the Parent Designees to be elected as directors of the Company, including, in connection therewith, increasing the size of the Company Board or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the closing of the Merger, the Company is obligated under the terms of the Merger Agreement to use its best efforts to ensure that at least three members of the Company Board who were directors of the Company as of the date of the Merger Agreement and who are not employees of the Company remain members of the Company Board.

      As of the date of this Information Statement, Parent has not determined who will be the Purchaser Designees. However, Parent has informed the Company that it will choose the Parent Designees from the directors and executive officers of Parent listed in Schedule I of the Purchaser's Offer To Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. Parent has informed the Company that each of the directors and executive officers of Parent listed in Schedule I to the Offer To Purchase has consented to act as a director of the Company, if so designated. The information on such Schedule I is incorporated herein by reference. None of the persons from among whom the Parent Designees will be selected, or their associates, is a director of, or holds any position with, the Company. To the knowledge of the Company, except as set forth in this Schedule, none of the persons from among whom the Parent Designees will be selected, or their associates, beneficially owns any equity securities, or rights to acquire any equity securities of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Commission. The business address of each such person is c/o American Greetings Corporation, 10500 American Road, Cleveland, Ohio 44144.

      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

                   GENERAL INFORMATION REGARDING THE COMPANY

      The Shares constitute the only class of voting securities of the Company. The holders of Common Stock are entitled to one vote per Share. As of November 3, 1999, there were 15,846,663 shares of Common Stock outstanding. Currently, the Company Board consists of seven members. The Company Board is divided into three classes and each director serves a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors of the Company

      The names of the current directors, their ages as of November 3, 1999 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

       NAME                                  PRINCIPAL OCCUPATION OR EMPLOYMENT FOR PAST FIVE YEARS              AGE
       ----                                  ------------------------------------------------------              ---
CLASS I DIRECTORS:

CHARLES D. LINDBERG                Mr. Lindberg is of counsel to the law firm of Taft, Stettinius & Hollister    70
                                   LLP, counsel to the Company.  Prior to September 1999, he had been a partner of that firm for more than the past five years. He has been a director of the Company since May 1991.

ALBERT R. PEZZILLO                 Mr. Pezzillo was Chairman of the Board of the Company from February           70
                                   1996 until April 1997. He also served as the Company's Chief Executive
                                   Officer from February until August 1996. He was a business consultant from 1990 until 1996 after his retirement in 1990 from his position as
                                   Senior Vice President of American Home Products Corporation, a
                                   manufacturer and marketer of ethical pharmaceuticals, medical supplies and hospital, consumer health care, food and household products. Prior to joining American Home Products in 1981, he held a variety of executive positions with Warner Lambert Company and Colgate Palmolive
                                   Company. Mr. Pezzillo became a director of the Company in April 1990.

C. ANTHONY WAINWRIGHT              Mr. Wainwright has been Vice Chairman of McKinney and Silver Inc.,            65
                                   an advertising agency, since April 1997. From 1995 to 1997, he was
                                   Chairman of the advertising agency, Harris, Drury, Cohen, Inc. He was
                                   Chairman of Compton Partners, Saatchi & Saatchi (formerly Campbell-
                                   Mithun-Esty), a national advertising agency, from 1994 to 1995 and was
                                   Vice Chairman of Campbell-Mithun-Esty from 1989 to 1994. From 1980 until 1989, he was President, Chief Operating Officer and a director of
                                   The Bloom Companies, Inc., a holding company for a national advertising agency group. Prior to 1980, Mr. Wainwright held various executive positions with companies in the advertising and marketing industries. He is also a director of Marketing Services Group, Inc.,
                                   American Woodmark Corporation, Del Webb Corp., Advanced Polymer
                                   Systems and Caribiner International. He has been a director of the
                                   Company since March 1988.

CLASS II DIRECTORS:

GEORGE M. GIBSON                   Mr. Gibson retired in 1992 from The Procter & Gamble Company,                 65
                                   having served as its Vice President - Treasurer from 1987 to 1992 and as
                                   Vice President - Comptroller from 1973 to 1987. He was associated with
                                   Procter & Gamble, a manufacturer of consumer household products, for over 35 years. Mr. Gibson has been a director of the Company since
                                   April 1996.




                                      I-3





       NAME                                  PRINCIPAL OCCUPATION OR EMPLOYMENT FOR PAST FIVE YEARS              AGE
       ----                                  ------------------------------------------------------              ---
ROBERT P. KIRBY                    Mr. Kirby has been Chairman and Chief Executive Officer of                    62
                                   Castleberry/Snow's Brands, Inc., an independent meat canner, since
                                   1990. Previously, he served as President and Chief Executive Officer of
                                   Murray Bakery Products, Inc., a manufacturer of cookies, from 1985 to
                                   1988 and as Group Vice President of Borden, Inc., with responsibility for the Dairy Group, from 1980 to 1984. Mr. Kirby has been a director of the
                                   Company since September 1997.

CLASS III DIRECTORS:

FRANK J. O'CONNELL                 Mr. O'Connell has been Chairman of the Board of the Company since             56
                                   April 1997 and has been the Company's Chief Executive Officer and
                                   President since August 1996. He was a business consultant from May
                                   1995 to August 1996. He served as President and Chief Executive
                                   Officer of SkyBox International, Inc., a trading card manufacturer, from
                                   July 1991 to May 1995. Prior to joining SkyBox, he was a venture capital consultant from February 1990 to July 1991 and served as
                                   President of Reebok Brands, North America from February 1988 to
                                   February 1990. He became a director of the Company in August 1996.
                                   He is also a director of Moto Guzzi Corporation.

CHARLOTTE A. ST. MARTIN            Ms. St. Martin has been Executive Vice President of Marketing of Loews        54
                                   Hotels since November 1996. From 1989 to November 1996, she served as Executive Vice President, Operations and Marketing for Loews
                                   Hotels. Previously she served Loews Hotels in a variety of other executive capacities, including as President of Loews Anatole Hotel for eight years. Loews Hotels owns and operates 15 hotels nationally and internationally. Ms. St. Martin is a former President of the Dallas
                                   Convention and Visitors' Bureau. She is also a director of Ryland Group,
                                   Inc. She has been a director of the Company since August 1993.


                   COMMITTEES OF THE COMPANY BOARD; MEETINGS

      The Board of Directors held 15 meetings in 1998. The Board of Directors currently has an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. The Executive Committee was composed in 1998 of Messrs. Albert R. Pezzillo (Chairman), Frank J. O'Connell and, until his retirement from the Board in February 1998, Frank Stanton. The Executive Committee, which held one meeting during 1998, may exercise all of the powers of the Board, except to the extent restricted by Delaware law. The Audit Committee deals with financial reporting and control of the Company's assets. This Committee, consisting in 1998 of George M. Gibson (Chairman), Charles D. Lindberg and Robert P. Kirby, held four meetings during that year. The Compensation Committee, composed through June 1998 of C. Anthony Wainwright (Chairman), Charlotte A. St. Martin and Albert R. Pezzillo, and thereafter of
C. Anthony Wainwright, Charlotte A. St. Martin and George M. Gibson, sets cash compensation for the Company's executive officers, approves terms and conditions of employment contracts for the Company's executive officers and establishes terms and conditions of the Company's bonus and retirement plans. The Committee also administers the Company's Stock Option and Incentive Plans (except that option grants to nonemployee directors are made by the full Board), selects the executive officers to whom awards will be made under the Plans and, subject to the limitations imposed by the Plans, establishes the terms and conditions of each award. The Compensation Committee held seven meetings in 1998. The Nominating Committee, composed in 1998 of Messrs. Gibson (Chairman) and Wainwright, recommends to the Board for nomination, or to a class for election in the event of a vacancy, nonemployee directors of the

Company. The Nominating Committee did not meet during 1998. For 1998, each director attended at least 75% of the aggregate of the total number of Board of Directors meetings and the total number of meetings of committees of the Board on which the director served.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      Mr. O'Connell is a member of the Board of Directors of Castleberry/Snow's Brands, Inc., of which Mr. Kirby is Chairman and Chief Executive Officer. As a director, Mr. O'Connell is involved in executive compensation decisions for the executive officers of Castleberry/Snow's Brands, Inc.

        SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS,
                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

      The following table sets forth, as of November 3, 1999, certain information with regard to the beneficial ownership of the Company's common stock by (i) each of the Company's stockholders known to hold more than 5% of the outstanding shares of common stock, (ii) each director and each executive officer named on the Summary Compensation Table, individually, and (iii) all directors and executive officers as a group.

                                                                                                BENEFICIAL OWNERSHIP
                                                                                          ---------------------------------
                                                                                            NUMBER
           NAME                                   POSITION                                OF SHARES(1)            PERCENT(2)
----------------------------------    ------------------------------------------          ------------            ---------
The Prudential Insurance
   Company of America
   Prudential Plaza
   Newark, NJ 07102                                                                       3,018,160(3)              19.0%
Royce & Associates, Inc.
   1414 Avenue of the Americas
   New York, NY 10019                                                                     1,606,100                 10.1%
Lazard Freres & Co. LLC
   30 Rockefeller Plaza                                                                   1,090,565(4)               6.9%
New Valley Corporation
   100 S.E. Second Street
   Miami, FL 33131                                                                        1,073,800                  6.8%
Maxus Investment Group
   1301 East Ninth Street
   Cleveland, OH 44114                                                                      847,123(5)               5.4%
Joseph L. Harrosh
   40900 Grimmer Boulevard
   Fremont, CA 94538                                                                        837,900                  5.3%
Frank J. O'Connell                    Chairman, President and Chief Executive
                                         Officer                                          1,333,333                  8.4%
George M. Gibson                      Director                                               10,490
Robert P. Kirby                       Director                                                6,387
Charles D. Lindberg                   Director                                               14,090
Albert R. Pezzillo                    Director                                               34,690
Charlotte A. St. Martin               Director                                               11,490
C. Anthony Wainwright                 Director                                               12,590(6)
Gregory A. Brown                      Senior Vice President, Sales, Card
                                         Division                                            50,000(7)
Gregory Ionna                         Executive Vice President, Card Division                71,262
Karen L. Kemp                         Senior Vice President, Human Resources                 30,000
James T. Wilson                       Executive Vice President, Finance and
                                         Operations, and Chief Financial
                                         Officer                                             49,999
All directors and executive                                                               1,663,165                 10.4%
   officers as a group (12
   persons)
--------------------

(1) Except as otherwise noted, each owner has sole voting and dispositive power over the shares shown. The numbers of shares shown for directors and executive officers include shares which may be purchased upon exercise of presently exercisable options and options exercisable within 60 days after September 3, 1999, in the following amounts: Mr. O'Connell, 1,333,333 shares (all of such options have exercise prices that exceed

     $10.25 per Share, the price to be paid in the Offer); Mr. Gibson, 8,000 shares (5,000 of such options have exercise prices that exceed $10.25 per Share, the price to be paid in the Offer); Mr. Kirby, 6,000 shares (3,000 of such options have exercise prices that exceed $10.25 per Share, the price to be paid in the Offer); Mr. Lindberg, 12,000 shares (9,000 of such options have exercise prices that exceed $10.25 per Share, the price to be paid in the Offer); Mr. Pezzillo, 32,750 shares (29,750 of such options have exercise prices that exceed $10.25 per Share, the price to be paid in the Offer); Ms. St. Martin, 10,000 shares (7,000 of such options have exercise prices that exceed $10.25 per Share, the price to be paid in the Offer); Mr. Wainwright, 11,000 shares (8,000 of such options have exercise prices that exceed $10.25 per Share, the price to be paid in the Offer); Mr. Brown, 50,000 shares (all of such options have exercise prices that exceed $10.25 per Share, the price to be paid in the Offer); Mr. Ionna, 70,667 shares (53,333 of such options have exercise prices that exceed $10.25 per Share, the price to be paid in the Offer); Mr. Wilson, 49,999 shares (all of such options have exercise prices that exceed $10.25 per Share, the price to be paid in the Offer) and all directors and executive officers as a group, 1,632,083 shares.

(2) Except as indicated, the percentage of shares held by each owner is less than 1%. The percentage is based on shares outstanding on November 3, 1999.

(3) Based upon a Schedule 13G/A filed with the Securities and Exchange Commission (the "SEC") dated February 2, 1999, The Prudential Insurance Company of America has sole power to vote and/or dispose of 3,100 shares and shared power to vote and/or dispose of 3,015,060 shares.

(4) Based upon a Schedule 13G filed with the SEC dated February 16, 1999, Lazard Freres & Co. LLC has sole power to vote 803,005 shares and sole power to dispose of 1,090,565 shares.

(5) Based upon a Schedule 13D filed with the SEC dated April 16, 1999, Maxus Investment Group has sole power to vote and/or dispose of 56,500 shares and shared power to vote and/or dispose of 790,623 shares.

(6) Includes 100 shares held by Mr. Wainwright's wife as to which beneficial ownership is disclaimed. (7) Mr. Brown's employment with the Company ended on October 1, 1999.

(7)  Mr. Brown's employment with the Company ended on October 1, 1999.

                             EXECUTIVE COMPENSATION

Summary of Executive Compensation

      The following table sets forth, for the years indicated, amounts of cash and certain other compensation paid by the Company and its subsidiaries, for services in all capacities, to (i) Mr. O'Connell and (ii) each of the Company's four other most highly compensated executive officers during 1998. These persons are sometimes referred to as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                           Long-term
                                               Annual Compensation                       Compensation
                                     ------------------------------------------    -------------------------
                                                                                   Restricted
                                                                   Other Annual      Stock        Securities      All Other
Name and                                     Salary      Bonus     Compensation     Award(s)      Underlying     Compensation
Principal Position                   Year      ($)        ($)           ($)            ($)        Options (#)        ($)(1)
--------------------------------     ----    -------    -------    ------------    ----------    ------------    ------------
Frank J. O'Connell(2)...........     1998    462,500         --          --            --          500,000          25,150
Chief Executive Officer              1997    370,833         --          --            --               --           4,184
                                     1996    124,744    200,000      15,942            --        1,000,000         218,601
James T. Wilson(2)..............     1998    250,000     50,000          --            --           25,000          28,997
Executive Vice President,
   Finance and Operations            1997     64,423     50,000          --            --          125,000          11,728
Gregory Ionna...................     1998    230,000         --          --            --               --           3,288
Executive Vice President,
   Card Division                     1996    195,625    145,000          --            --           55,000           4,308
Gregory A. Brown(2).............     1998    225,000         --      41,706(3)         --               --           2,532
Senior Vice President,
   Sales, Card Division              1997    139,904    180,000      47,725            --          100,000          70,358
Karen L. Kemp(2)................     1998    175,000         --          --            --               --           1,827
Senior Vice President,               1997    121,378     30,000      80,592            --           60,000         109,103
   Human Resources

----------------------
(1)  For 1998 includes the following: (i) matching contributions to the
     Company's 401(k) Plan on behalf of Messrs. O'Connell ($1,200), Ionna
     ($1,200), and Brown ($444) in respect of their 1998 contributions to the
     Plan; (ii) group term life insurance payments for Messrs. O'Connell
     ($5,400), Wilson ($3,456), Ionna ($2,088) and Brown ($2,088), and Ms. Kemp
     ($1,827); (iii) reimbursement of relocation, temporary living and/or travel expenses for Mr. Wilson ($25,541); and (iv) split-dollar life insurance payments for Mr. O'Connell ($18,550).

(2) Mr. O'Connell was first employed by the Company in 1996. Messrs. Wilson and Brown, and Ms. Kemp were first employed by the Company in 1997. Mr.
     Brown's employment with the Company ended on October 1, 1999.

(3)  Reflects total executive perquisites and related tax gross up payments.
     Total perquisites include club membership initiation fee ($15,900) and personal auto usage ($10,256).

Stock Options

      The following table contains information concerning stock option grants to the named executive officers during the year ended December 31, 1998. None of the Company's Stock Option or Stock Incentive Plans provides for the grant of stock appreciation rights ("SARs").

                                                          Option Grants in Last Fiscal Year
                                                                 Individual Grants(1)
                               -------------------------------------------------------------------------------------
                                   Number of        % of Total
                                  Securities      Options Granted    Exercise or                        Grant Date
                                  Underlying      to Employees in    Base Price                        Present Value
Name                           Options Granted      Fiscal Year        ($/sh)       Expiration Date        ($)(4)
------------------------------ ---------------    ---------------    -----------    ---------------    -------------
Frank J. O'Connell(2).........     166,667            30.64%           $20.75          08/10/08        $   1,202,085
                                   166,666            30.64%           $28.00          08/10/08        $     788,230
                                   166,667            30.64%           $30.00          08/10/08        $     702,351
James T. Wilson(3)............      25,000             4.60%           $19.63          09/03/08        $     172,428
Gregory Ionna.................          --               --                --                --                   --
Gregory A. Brown..............          --               --                --                --                   --
Karen L. Kemp.................          --               --                --                --                   --
----------------------
(1)  The exercise price of all options may be paid in cash or by the transfer of shares of the Company's common stock valued at their fair market value on the date of exercise.

(2) Mr. O'Connell's options vest as follows, by exercise price: $20.75-- immediately upon grant; $28.00-- April 15, 1999; and $30.00-- April 15,
     2000. The options are transferable to members of Mr. O'Connell's immediate family and to specified entities owned by them or for their benefit. Mr.
     O'Connell's options become immediately exercisable (a) in the event of a "change in control" of the Company, as defined in his employment agreement, (b) if the average closing price for the Company's common stock over a 20-day period equals or exceeds $35.00 per share or (c) if his employment terminates due to death, disability or failure to renew his employment agreement or is terminated by the Company without just cause or by him for good reason. Under certain circumstances, Mr. O'Connell is entitled to tax "gross up" payments in connection with the exercise of the options.

(3)  Mr. Wilson's options vest at the rate of one-third per year beginning
     September 4, 1999. The options become exercisable in full (a) if any person becomes, or commences a tender offer which could result in the person becoming the beneficial owner of more than 30% of the Company's common stock or (b) unless the survivor or transferee corporation agrees to continue the option, in the event of the execution of an agreement of merger, consolidation or reorganization pursuant to which the Company is not to be the surviving corporation or the execution of an agreement of sale or transfer of all or substantially all of the assets of the Company.

(4) The Black-Scholes option-pricing model was used to estimate the grant date present value of the options shown. The Company's use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including Black-Scholes, require a prediction about the future movement of the stock price. The real value of an option, if any, depends upon the actual performance of the Company's stock during the applicable period.

      With respect to each named executive officer, the following table sets forth information concerning stock option exercises during 1998 and unexercised options held December 31, 1998.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                       Number of                Value of
                                                                       Securities              Unexercised
                                                                       Underlying             In-the-money
                                                                   Unexercised Options      Options at FY-end
                                                                      At FY-end (#)                 ($)
                              Shares Acquired                         Exercisable/              Exercisable/
Name                          On Exercise(#)   Value Realize($)       Unexercisable             Unexercisable
--------------------------    ---------------  ---------------     -------------------      ------------------
Frank J. O'Connell........           --               --            1,166,667/333,333              --/--
James T. Wilson...........           --               --               41,666/108,334              --/--




                                      I-9





                                                                       Number of                Value of
                                                                       Securities              Unexercised
                                                                       Underlying             In-the-money
                                                                   Unexercised Options      Options at FY-end
                                                                      At FY-end (#)                 ($)
                              Shares Acquired                         Exercisable/              Exercisable/
Name                          On Exercise(#)   Value Realize($)       Unexercisable             Unexercisable
--------------------------    ---------------  ---------------     -------------------      ------------------
Gregory Ionna..............          --               --            69,001/51,666                  36,835/--
Gregory A. Brown...........          --               --            33,333/66,667                      --/--
Karen L. Kemp..............          --               --            20,000/40,000                      --/--

Pension Plans

      The Pension Plan Table set forth below shows estimated annual pension benefits payable to a covered participant under the Company's Retirement Income Plan (the "Retirement Plan"), a qualified defined benefit pension plan, and under the Gibson Greetings, Inc. ERISA Makeup Plan (the "Makeup Plan"), a non-qualified supplemental pension plan providing benefits that would otherwise be denied participants because of Internal Revenue Code limitations on qualified plan benefits. Benefits shown are computed as a straight life annuity for an employee retiring at age 65 in 1999 with no offsets.

                               PENSION PLAN TABLE

                                                          Years of Service
                  ---------------------------------------------------------------------------------------------------
Remuneration        5            10           15           20           25           30           35            40
------------      ------      -------      -------      -------      -------      -------      -------       --------
$   200,000       14,010       28,020       42,030       56,040       70,050       84,060       98,070       112,080
    300,000       21,510       43,020       64,530       86,040      107,550      129,060      150,570       172,080
    400,000       29,010       58,020       87,030      116,040      145,050      174,060      203,070       232,080
    500,000       36,510       73,020      109,530      146,040      182,550      219,060      255,570       292,080
    600,000       44,010       88,020      132,030      176,040      220,050      264,060      308,070       352,080
    700,000       51,510      103,020      154,530      206,040      257,550      309,060      360,570       412,080
    800,000       59,010      118,020      177,030      236,040      295,050      354,060      413,070       472,080
    900,000       66,510      133,020      199,530      266,040      332,550      399,060      465,570       532,080
  1,000,000       74,010      148,020      222,030      296,040      370,050      444,060      518,070       592,080

      Benefits under the Retirement and Makeup Plans are based upon the highest average 60 consecutive months' salary and bonus (as shown on the Summary Compensation Table) during the 120 months immediately preceding retirement. Compensation covered by the Plans at the end of 1998 for each named executive officer (which includes relocation and similar nonrecurring payments) is as follows: Mr. O'Connell, $725,919; Mr. Wilson, $382,626; Mr. Ionna, $344,735; Mr.
Brown, $446,380; and Ms. Kemp, $317,078. For the purpose of computing a benefit under the table, on December 31, 1998, Mr. O'Connell had two years of credited service; Mr. Wilson, one year; Mr. Ionna, 24 years; Mr. Brown, two years; and Ms. Kemp, two years. Covered compensation amounts differ from amounts shown on the Summary Compensation Table due to differences in the recognition of pensionable earnings.

      In addition to the Retirement Plan and the Makeup Plan, certain executives are eligible for benefits under the Company's Supplemental Executive Retirement Plan (the "SERP"), which was adopted to attract and retain highly qualified executives by providing retirement benefits at levels which the Company believes to be competitive. A participant in the SERP who retires at age 65 is entitled to receive supplemental retirement benefits equal to the difference between (i) that percentage of the participant's final monthly average earnings (as defined in the Retirement Plan without regard to certain limitations imposed by the Internal Revenue Code on qualified plans) determined by crediting 2%, 1-2/3% and 1-1/3% per year, respectively, for each of the first 10, next 10 and next 10 years of credited service, up to a maximum of 30 years of credited service (the "SERP percentage") and (ii) the aggregate of the participant's monthly benefits from the Retirement Plan and the Makeup Plan plus supplemental retirement benefits under any individual agreement with the Company. The SERP provides for adjustments to the basic benefit formula in the event of a participant's early retirement, disability retirement, death or other termination of employment. At the normal retirement age each named executive officer's years of credited service and SERP percentage would be as follows:
Mr. O'Connell, 20 years and 37%; Mr. Wilson, 16 years and 30%; Mr. Ionna, 30 years and 50%; Mr. Brown, 17 years and 32%; and Ms. Kemp, 19 years and 35%. For SERP purposes, Mr. O'Connell's retirement compensation base is $500,000.

      Pursuant to his employment agreement, Mr. O'Connell received, in 1998, additional credit for five years of service for all purposes under the Company's retirement plans. He will receive credit for one additional year of deemed service (up to a maximum of five years) for each year of actual service after 1997. Mr. O'Connell also will receive credit for one year of additional deemed service in the event of termination of employment due to disability, death or non-renewal of his employment agreement by the Company and credit for three years of additional deemed service if the Company terminates his employment without "just cause" or if he terminates his employment for "good reason" (each as defined in the employment agreement).

Employment Contracts

      Each of the named executive officers has an employment agreement with the Company. Mr. O'Connell initially had an agreement that ran from August 1996 through December 1999. This agreement provided for a minimum annual salary of $350,000, subject to increase from time to time, and for annual bonuses based upon specified increases in the Company's operating income from year to year. Effective August 1, 1997, Mr. O'Connell's salary was set at $400,000. In August 1998, the Company entered into a new employment agreement with Mr. O'Connell which expires on December 31, 2002 and automatically renews from year to year thereafter. Under the new agreement, Mr. O'Connell's base salary was set at $500,000 effective August 1, 1998, subject to adjustment over the term of the agreement. Mr. O'Connell is entitled to an annual bonus, in an amount up to 200% of then-current base salary, based 50% on the percentage increase in the Company's operating income over the prior year and 50% on the percentage increase in the Company's revenue over the prior year. Additionally, Mr. O'Connell was granted an option to purchase 500,000 shares of the Company's common stock at exercise prices increasing from 100% of fair market value on the date of grant to 145% of that fair market value.

      Under most circumstances which result in Mr. O'Connell's termination of employment, he will receive payments based upon his "Current Compensation." The employment agreement defines "Current Compensation" as then-current base salary plus the average of bonuses earned over the prior two fiscal years, with a deemed bonus of $500,000 for 1997. In the event of Mr. O'Connell's disability, he will receive at least one year of Current Compensation. In the event of either the non-renewal of his employment agreement by the Company or of his death, he or his spouse or estate will receive one year of Current Compensation. If his employment is terminated by the Company without "just cause" or voluntarily by him for "good reason," he will receive three times Current Compensation. The employment agreement also provides for continuation of various insurance benefits under these circumstances and for crediting of one or more extra years under the Company's retirement plans. If, after a change in control,
(a) Mr. O'Connell terminates his employment for "good reason" or (b) his employment is terminated without "just cause" or because of a failure to renew his employment agreement, Mr. O'Connell is entitled to receive a tax "gross up" of up to $5,000,000 on any resulting payments on which an "excess parachutes payments" tax is imposed.

      Mr. Ionna has an employment agreement, entered into during 1996, which had an original expiration date of March 31, 1999 that has been extended to March 31, 2000 and may be extended further on an indefinite basis by mutual agreement. The agreement provides for an annual base salary of $230,000 (subject to increase from time to time) and for participation in the Company's incentive compensation program. It also provides for severance pay equal to six months' salary in the event of death, for a payment equal to 2.9 times annual salary then in effect in the event of termination of employment under certain circumstances after a change in control of the Company, and for severance pay equal to two times his then-current base salary in the event that he or the Company elects not to extend further the agreement.

      Each of Messrs. Wilson and Brown and Ms. Kemp has an employment agreement with the Company. These agreements became effective September 29, 1997, May 19, 1997 and April 22, 1997, respectively; each extends indefinitely until terminated by the Company, or by the executive officer on 30 days' advance notice to the Company. Under the agreements, Mr. Wilson, Mr. Brown and Ms. Kemp are entitled to annual base salaries, which are subject to adjustment from time to time, of $250,000, $225,000 and $175,000, respectively. Each is eligible to receive an annual bonus of up to 112.5% of base salary, as well as to participate in the Makeup Plan and the SERP. In connection with their employment agreements, each executive officer also received specified relocation expense payments or reimbursements and the following additional items of compensation: Mr. Wilson, a signing bonus of $100,000 ($50,000 after beginning employment and $50,000 after closing on a home in the greater Cincinnati area) and options to purchase 125,000 shares of common stock; Mr. Brown, a signing bonus of $80,000, a guaranteed 1997 annual bonus of at least $100,000 and options to purchase 50,000 shares of the Company's common stock; and Ms. Kemp, a signing bonus of $30,000 and options to purchase 30,000 shares of common stock. If the terms of Mr. Wilson's employment agreement are materially breached by the Company or his employment is terminated by the Company other than for cause, he is entitled to a lump sum payment equal to two times the total of his base salary and any bonus awarded over the prior 12 months. If, within 24 months of a change in control of the Company, such a breach occurs or Mr. Wilson's employment is terminated by the Company without cause or by him for good reason, the lump sum payment will be three times base salary and bonus. If Mr. Brown's or Ms. Kemp's employment agreement is terminated by the Company other than for cause (as defined in the agreement), he or she is entitled to a lump sum payment equal to two years of base salary.

      Effective February 1, 1999, the annual salaries of Messrs. Wilson, Ionna and Brown and Ms. Kemp were increased to $275,000, $260,000, $255,000 and $195,000, respectively.

      The Company's employment agreements also generally provide additional miscellaneous compensation in the form of some combination of perquisites such as club membership fees, use of automobiles, insurance benefits and tax and estate planning services.

      Mr. Brown's employment with the Company ended on October 1, 1999.

   Components of the Executive Compensation Program

      The executive compensation program is composed of four elements: base salary, annual incentives, long-term incentives, and benefits.

Base Salaries......................     Generally, minimum base salaries for the Company's
                                        employment agreements with the Company. Base salaries
                                        are set between the 50th and the 75th percentile of those
                                        provided by other consumer products companies with
                                        which the Company competes for key executive talent.
                                        Executives' salaries are reviewed periodically but not less frequently than every 15 months, and are subject to
                                        adjustment based on the general movement in salaries in
                                        the job market, as well as the individuals' job
                                        performance, their relative contributions to the Company,
                                        and changes in their job responsibilities and
                                        accountabilities. These reviews are subjective in the sense that they are not based upon predetermined specific
                                        criteria. Because the Company competes with a wide and
                                        diverse range of consumer products companies for
                                        executive talent, the group of companies used for
                                        compensation comparisons is not the same as that
                                        believed appropriate for a comparison of stockholder
                                        returns in the Performance Graph shown below, although
                                        there may be some overlap between the groups.



                                      I-12





Annual Incentives..................     The Company places significant emphasis on achieving
                                        Accordingly, under the Gibson Greetings, Inc.
                                        Management Incentive Plan, specific targeted levels of
                                        pretax operating income are established for each fiscal
                                        year at the corporate, division and strategic business unit
                                        ("SBU") levels. A pool for incentive awards is funded
                                        after year-end results are known, with the size of the pool calculated based upon the achievement of predetermined
                                        percentages of the target levels. Individual awards are
                                        made from this pool, with the size of each award based
                                        on (1) the objective level of corporate or division
                                        profitability, (2) the objective level of the SBU
                                        profitability, and (3) a subjective assessment of the
                                        individual's contributions to the business objectives.

                                        Eligibility for annual incentive awards is limited
                                        to key executives (other than the CEO) and
                                        managers who play important roles in the
                                        achievement of the Company's objectives. In
                                        addition, other managers may receive incentive
                                        awards in a particular year, to reward their
                                        extraordinary results or achievements for that
                                        year. Annual incentive opportunity for the CEO is
                                        prescribed by contract.

                                        Achievement of target incentives (for meeting the
                                        Company's profit objectives) can place executives'
                                        annual cash compensation (that is, base salary
                                        plus annual incentive award) somewhat above the
                                        75th percentile for competitive practice.

Long-Term Incentives...............     The Company provides two different types of executives:
                                        (1) stock options (nonqualified and incentive stock
                                        options), which are typically awarded every year, and (2)
                                        restricted stock grants, awarded on a selective basis, and only to the most senior executives.

                                        Eligibility for long-term incentives is targeted
                                        to key executives and managers who can have a
                                        significant effect on the achievement of the
                                        Company's long-term strategic objectives. The use
                                        of Company stock as a key element of the executive
                                        compensation program is intended to strengthen the
                                        link between the interests of senior management
                                        and the Company's stockholders. Long-term
                                        incentives are granted based upon a subjective
                                        assessment of the individual's performance and
                                        responsibilities.

Benefits...........................     The Company's benefits program is composed of The
                                        objective of the program is to provide executives with
                                        reasonable and competitive levels of protection against
                                        the four contingencies (retirement, death, disability, and ill health) that can interrupt their employment and/or
                                        income.


                                      I-13





                                        The Company's retirement income program consists
                                        of two tax-qualified plans: a defined benefit
                                        pension plan and a 401(k) plan that cover all
                                        salaried full-time employees, including the
                                        Company's executives, and two non-tax-qualified
                                        plans for executives (an ERISA "Makeup" plan that
                                        restores defined benefit pension benefits denied
                                        by the federal tax laws, and a supplemental
                                        defined benefit retirement plan).

                                        The group insurance program consists of life,
                                        disability, and health insurance benefit plans
                                        that cover all salaried full-time employees,
                                        including the Company's executives. The employment
                                        agreements of individual executive officers may
                                        also provide for perquisites in the form of
                                        supplemental insurance benefits and/or Company
                                        payment of the premiums relating to insurance
                                        benefits.

      Code Section 162(m) generally limits the Company's tax deduction to $1 million for compensation paid to each of the named executive officers. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain conditions are met. The Committee believes that under most circumstances executive officer compensation will fall within the limitations of Code Section 162(m), but retains the right to make subjective decisions and to award compensation that might be subject to the tax deductibility limitation under Code Section 162(m).

   1998 Actions

      During 1998, the annual salaries of the Company's named executive officers (other than the CEO) were maintained at the levels set in their employment agreements. In February 1999, based upon a review of individual job performances and competitive conditions in the job market, each person received an increase in annual salary.

      Because the Company did not achieve its targeted operating income levels, no named executive officer received a bonus under the Company's Management Incentive Plan for 1998.

      In addition to the CEO, one named executive officer received a stock option grant in 1998.

      Because the Company competes with a wide and diverse range of consumer products companies for executive talent, the group of companies used for compensation comparison is not the same as that believed appropriate for a comparison of stockholders returns on the performance graph shown below although there may be overlap between the groups. Additionally, the formula for Mr. O'Connell's incentive bonuses was changed from one based solely on operating income to a formula based 50% on revenue growth and 50% on operating income growth. The Committee believed that growth in revenue and operating income are more appropriate metrics for measuring and rewarding short-term performance results. Because neither target level required by the new employment agreement was met, Mr. O'Connell received no bonus for 1998.

      In connection with his new employment agreement, Mr. O'Connell was granted options to purchase 500,000 shares of common stock at exercise prices increasing from 100% of fair market value on the date of grant to 145% of that fair market value. In determining the size of the option grant, the Committee considered competitive information as supplied by the compensation expert. For further information, see "Executive Compensation and Other Information -- Employment Contracts."

   Compensation Committee:

      C. Anthony Wainwright, Chairman
      Charlotte A. St. Martin
      Albert R. Pezzillo (until June 1998)
      George M. Gibson (June 1998 through present)

      CEO Compensation

      As discussed above under "Employment Contracts," in August 1998, the Company entered into a new employment agreement with Mr. O'Connell which extends until December 31, 2002. Although Mr. O'Connell's prior agreement would have continued until December 31, 1999, the Committee believed it was in the best interest of the Company to enter into a new employment agreement with Mr. O'Connell in order to ensure retention of his services beyond December 1999. The terms of Mr. O'Connell's new agreement were established after consideration of the report of an outside compensation consulting firm hired by the Committee which analyzed components of compensation on a comparative basis. The new agreement provides for a base salary of $500,000, beginning August 1, 1998, an increase from the $400,000 salary in effect at that time. The increase in base salary was made in order to ensure that the CEO's base salary was competitive with a peer group, which was selected for analysis. Because the Company competes with a wide and diverse range of consumer products companies for executive talent, the group of companies used for compensation comparison is not the same as that believed appropriate for a comparison of stockholders returns on the performance graph shown below although there may be overlap between the groups. Additionally, the formula for Mr. O'Connell's incentive bonuses was changed from one based solely on operating income to a formula based 50% on revenue growth and 50% on operating income growth. The Committee believed that growth in revenue and operating income are more appropriate metrics for measuring and rewarding short-term performance results. Because neither target level required by the new employment agreement was met, Mr. O'Connell received no bonus for 1998.

      In connection with his new employment agreement, Mr. O'Connell was granted options to purchase 500,000 shares of common stock at exercise prices increasing from 100% of fair market value on the date of grant to 145% of that fair market value. In determining the size of the option grant, the Committee considered competitive information as supplied by the compensation expert. For further information, see "Executive Compensation and Other Information -- Employment Contracts."

Compensation of Directors

      The Company pays an annual fee of $20,000 for services of directors who are not employees of the Company and an annual fee of $2,500 per chairmanship to each committee chairman. In addition, nonemployee directors receive fees of $1,000 for each Board meeting attended and $900 for each committee meeting attended, plus reimbursement of expenses. Under the Company's 1996 Nonemployee Director Stock Plan (the "Stock Plan"), nonemployee directors are required to take one-half of their annual retainer in shares of the Company's common stock. Additionally, under the Company's 1989 Stock Option Plan for Nonemployee Directors, each nonemployee director of the Company, at the close of business on the day of the Annual Meeting, has received an option to purchase 3,000 shares of common stock. This plan has now expired. The Company intends to continue annual option grants to nonemployee directors from the new 1999 Stock Incentive Plan, assuming stockholder approval of that proposed Plan.

      In order to continue to attract and retain outstanding individuals to serve as nonemployee directors of the Company ("Outside Directors"), the Company has a Retirement Plan for Outside Directors (the "Directors Retirement Plan"). Outside Directors are defined by the Directors Retirement Plan as directors not employed by the Company or a subsidiary and include former or retired employees if they are not vested under any other Company retirement plan. In order to qualify for benefits under the Directors Retirement Plan, an Outside Director must have served the Company as such for at least nine years. An Outside Director who qualifies for benefits under the Directors Retirement Plan will receive an annual benefit, payable quarterly for life, equal to the amount of the Company's annual directors fee (not including payments for serving as chairman of a Board committee) paid to Outside Directors on the date on which the Outside Director's service to the Company ceases (the "Annual Retainer"). Benefits under the Directors Retirement Plan begin upon termination of service for directors who have reached age 65 and begin at age 65 for those whose services terminate prior to that age. If an Outside Director who has qualified for benefits under the Directors Retirement Plan dies before receiving any benefits, his or her designated beneficiary or estate will receive a payment equal to five times the Annual Retainer. If an Outside Director dies after the commencement of benefits but prior to having received them for five years, the beneficiary or estate will receive an amount equal to five times the Annual Retainer less any benefits already paid.

Performance Graph

      The following graph and table compare, over the period shown, the cumulative total stockholder return of the Company's common stock to the cumulative total return of companies included in the Standard & Poor's 500 Stock Index and in a peer group index (1). In each case it is assumed that $100 was invested on December 31, 1993 and that any dividends were reinvested.

[GRAPHIC OMITTED]

The data below depicts the graphic presentation:

                          Relative Market Performance
                          ---------------------------
                         1993      1994      1995      1996      1997      1998
                         ----      ----      ----      ----      ----      ----
Gibson Greetings, Inc.  100.00     71.50     77.56     95.14    106.04     57.57
Peer Group Index        100.00     85.29     89.08    100.05    127.88    132.18
S&P 500 Index           100.00    101.32    139.40    171.40    228.59    293.91

---------
(1) The peer group is composed of companies having seasonal businesses that market consumer products through similar channels of distribution. The returns of each company have been weighted according to their respective stock market capitalization for purposes of arriving at a group average. The members of the group are as follows: Action Industries, Inc., American Greetings Corporation, A.T. Cross & Co., CSS Industries, Inc., Devon Group, Inc., C.R. Gibson Co. (until acquired in December 1995), Handleman Co., Jostens, Inc., Russ Berrie & Co., Inc., Tyco Toys, Inc. and Golden Books Family Entertainment (name changed from Western Publishing Group, Inc.).

Section 16(a) Beneficial Ownership Reporting Compliance

      For the fiscal year ended December 31, 1998, all reports required to be filed by Section 16(a) of the Securities Exchange Act of 1934 on behalf of the Company's directors and officers with respect to initial ownership of, and changes in beneficial ownership of, the Company's securities, were timely filed.